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TABLE OF CONTENTS
LONGPORT, INC. AND SUBSIDIARIES INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on November 1, 2004.

Registration No.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Longport, Inc.
(Name of small business issuer in its charter)

Delaware		23-2715528
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer I.D. Number)

740 South Chester Road, Suite A
Swarthmore, Pennsylvania 19081
(800) 289-6863
(Address and telephone number of principal executive offices)

740 South Chester Road, Suite A
Swarthmore, Pennsylvania 19081
(Address of principal place of business or
intended principal place of business)

Michael C. Boyd, Chief Executive Officer
740 South Chester Road, Suite A, Swarthmore, Pennsylvania 19081
(800) 289-6863
(Name, address and telephone number of agent for service)

Copies to:

Gary A. Agron, Esq.
5445 DTC Parkway, Suite 520
Greenwood Village, Colorado 80111
(303) 770-7254

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

        If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common stock, $.001 Par Value	5,344,118 shares(1)	$1.27	$6,787,030	$860

(1)
Consists of 1,814,706 shares of common stock and 3,529,412 shares of common stock underlying outstanding common stock purchase warrants.

        This registration statement registers the resale of an aggregate 5,344,118 shares of common stock offered by our selling stockholders, valued at $1.27 per share which was the closing price of our common stock on the NASDAQ Over-the-Counter Electronic Bulletin Board on October 27, 2004.

        In addition to the number of shares set forth above, the amount to be registered includes any shares of our common stock issued as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416.

        The Proposed Maximum Offering Price Per Share and the Proposed Maximum Aggregate Offering Price in the table above are estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933.

        We hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until we shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion

Dated November 1, 2004

1,814,706 shares of common stock and
3,529,412 shares of common stock underlying warrants

Longport, Inc.

        Our selling stockholders are offering up to 1,814,706 shares of our common stock and 3,529,412 shares of common stock underlying outstanding common stock purchase warrants for sale from time to time in open market transactions at prevailing market prices. We will not receive any proceeds from the sale of the common stock offered by the selling stockholders. Any proceeds we receive upon exercise of warrants will be added to our working capital.

        Our common stock trades on the NASDAQ Over-the-Counter Electronic Bulletin Board under the symbol "LPTI." On October 27, 2004 the closing price of our common stock was $1.27 per share.

        Investing in our common stock involves substantial risks. See "Risk Factors" beginning on page 2.

        The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2004.

TABLE OF CONTENTS

About this Prospectus
Summary
Risk Factors
Dilution
Market Price of Our Common Stock
Capitalization
Selected Financial Data
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
Management
Security Ownership of Executive Officers, Directors and Beneficial Owners of Greater than 5% of Our Common Stock
Selling Stockholders
Related Party and Other Material Transactions
Description of Capital Stock
Shares Eligible for Future Sale
Experts
Legal Matters
Where You Can Find More Information
Financial Statements

ABOUT THIS PROSPECTUS

        You should rely only on the information contained in this prospectus as we have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where such an offer or sale is not permitted.

SUMMARY

        This summary highlights material information regarding our company and the offering contained in this prospectus. You should read the entire prospectus carefully, including the financial information and related notes, before making an investment decision.

Business

        We commenced operations in January 1993 and have developed, patented and in 1999 obtained FDA permission to market a high-resolution ultrasound scanner, which we refer to as our Scanner and which produces an ultrasound image of the skin and underlying tissue. Once visualized on-screen, scans can be printed, stored as bitmap files or e-mailed to an off-site diagnostic center for interpretation or archiving. The Scanner system is comprised of a desktop PC like housing, which includes a proprietary board, a separate monitor, keyboard and interchangeable hand-held probes. The system can either be integrated into a small cart or trolley or used as a desktop machine.

        The Scanner technology has applications in wound detection and assessment, burn assessment, product testing, dermatology and women's health. In the case of wound detection and assessment, which is an application we currently emphasize for marketing purposes, clinicians can examine the structure of a wound and the development of pressure ulcers prior to visual indications. The Scanner images can also distinguish between ulcers caused by friction or incontinence and those created by pressure.

History

        We were incorporated in Delaware in January 1993. Our offices are located at 740 South Chester Road, Suite A, Swarthmore, Pennsylvania 19081, and our telephone number is (800) 289-6863.

The Offering

Common stock offered by the selling stockholders:	5,344,118 shares of common stock consisting of 1,814,706 shares of common stock and 3,529,412 shares of common stock issuable upon exercise of warrants
Common stock currently outstanding prior to and following the offering:	20,965,670 shares of common stock

Description of Selling Stockholders

        Through this prospectus, we are registering the resale of up to 1,764,706 shares of our common stock and 3,529,412 shares of common stock underlying common stock purchase warrants which we sold in July 2004 to a group of 14 selling stockholders for $.85 per unit. Each unit consisted of one share of common stock, one warrant to purchase an additional share of common stock at $1.20 per share, one-half warrant to purchase an additional share of common stock at $1.70 per share and one-half warrant to purchase an additional share of common stock at $3.40 per share. An additional 50,000 shares of common stock were issued to a selling shareholder for consulting services provided to us in connection with the transaction, bringing the total number of shares registered to 1,814,706.

Forward-Looking Statements

        This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us which are discussed in the Risk Factors section below as well as throughout this prospectus. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

SUMMARY FINANCIAL DATA

        The following summary of historical and pro forma consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited financial statements and related notes included elsewhere in this prospectus.

Statement of Operations Data:

	Year Ended December 31,		Six Months Ended June 30,
	2003	2002	2004	2003
			Unaudited
Revenue	$500,479	$444,449	$501,104	$284,479
Net income (loss)	$(927,962)	$(826,062)	$(681,580)	$(462,865)
Net income (loss) per share	$(.05)	$(.04)	$(.03)	$(.02)
Weighted average number of shares of common stock outstanding	20,612,560	19,763,456	20,865,670	20,448,073

Balance Sheet Data:

June 30, 2004
Unaudited
Total assets	$1,334,093
Total liabilities	$(1,994,225)
Working capital (deficit)	$(480,850)
Stockholders' equity (deficit)	$(660,132)
Book value per share	$(.032)

RISK FACTORS

        The shares of common stock offered by this prospectus involve a high degree of risk and represent a highly speculative investment. You should not purchase these shares if you cannot afford the loss of your entire investment. In addition to the other information contained in this prospectus, you should carefully consider the following risk factors in evaluating our company, our business prospects and an investment in our shares of common stock.

Risks Related to Our Business

We have suffered significant operating losses and may need additional capital for our operations. If we are unable to obtain this capital, we may be required to curtail our operations.

        Our lack of any significant revenue and our ongoing accumulated losses which aggregated $10,024,880 through June 30, 2004, make any prediction of our future results of operations difficult or impossible. We expect to increase considerably our operating expenses in the future, particularly expenses to manufacture Scanners, invest in research and development, expand our marketing programs and retain additional employees. We do not expect that our revenue will initially cover these expenses.

As a result, we expect to incur losses and expect that we may need to raise additional capital for our operations. We cannot assure that we will be able to raise additional capital and we do not know what the terms of any such capital raising would be. Any future sale of our equity securities would dilute the ownership and control of our stockholders and could be at prices substantially below the offering price. Our inability to raise capital could require us to curtail our operations.

We have a deficit in stockholders' equity and a deficit in working capital which could limit our ability to manufacture and market our Scanners.

        At June 30, 2004, we had a deficit in stockholders' equity of $660,132 and a deficit in working capital of $480,850. If we are unable to raise additional working capital to overcome these deficits, we may not have sufficient funds to manufacture and market the Scanners.

We depend upon a single source manufacturer to manufacture the Scanners' proprietary boards and a single source assembler to assemble the Scanners. The loss of either source would render us unable to deliver Scanners to customers.

        We depend upon a single source to manufacture our proprietary boards and to assemble our Scanners. If either source is unable or unwilling to manufacture or assemble our products, we would be unable to deliver Scanners to our customers until we were able to locate substitute sources to provide these services. We cannot estimate the time it would take us to locate and contract with such substitute sources.

We have entered into only one material contract for the sale of Scanners and therefore the breach or termination of the contract would significantly reduce our revenue.

        In February 2004 we entered into a contract to sell to U.S. Medsys Corp. up to 1,900 Scanners over a three-year period. If U.S. Medsys breaches or terminates this contract, our revenue would be significantly reduced as we do not have any other material contracts for the sale of Scanners.

Risks Related to the Offering

Shares of our common stock which are eligible for immediate sale by our stockholders may decrease the price of our common stock.

        We have 20,965,670 shares currently outstanding, substantially all of which are free trading, except for the 1,814,706 shares we are registering by this prospectus. If our common stockholders sell substantial amounts of our common stock, then the market price of our common stock could decrease.

Our common stock trades on the NASDAQ Over-the-Counter Electronic Bulletin Board which increases the volatility of our stock and makes it harder to sell our stock.

        Our common stock trades on the NASDAQ Over-the-Counter Electronic Bulletin Board Trading System. The Bulletin Board tends to be highly illiquid, in part because there is no national quotation system by which potential investors can track the market price of shares except through information received or generated by a limited number of broker-dealers that make markets in particular stocks. There is a greater chance of market volatility for securities that trade on the Bulletin Board as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including:

  •
  The lack of readily available price quotations;

  •
  The absence of consistent administrative supervision of "bid" and "ask" quotations;

  •
  Lower trading volume; and

  •
  Market conditions.

        In a volatile market, you may experience wide fluctuations in the market price of our securities. These fluctuations may have an extremely negative effect on the market price of our securities and may prevent you from obtaining a market price equal to your purchase price when you attempt to sell our securities in the open market. In these situations, you may be required to either sell our securities at a market price which is lower than your purchase price, or to hold our securities for a longer period of time than you planned.

Because our common stock is classified as a "penny stock," trading is further limited, and our stock price could decline.

        Because our common stock falls under the definition of "penny stock," trading in our common stock may be limited because broker-dealers are required to provide their customers with disclosure documents prior to allowing them to participate in transactions involving our common stock. These disclosure requirements are burdensome to broker-dealers and may discourage them from allowing their customers to participate in transactions involving our common stock.

        "Penny stocks" are equity securities with a market price below $5.00 per share other than a security that is registered on a national exchange; included for quotation on the Nasdaq system; or whose issuer has net tangible assets of more than $2,000,000 and has been in continuous operation for greater than three years. Issuers who have been in operation for less than three years must have net tangible assets of at least $5,000,000.

        Rules promulgated by the Securities and Exchange Commission under Section 15(g) of the Exchange Act require broker-dealers engaging in transactions in penny stocks, to first provide to their customers a series of disclosures and documents, including:

  •
  A standardized risk disclosure document identifying the risks inherent in investment in penny stocks;

  •
  All compensation received by the broker-dealer in connection with the transaction;

  •
  Current quotation prices and other relevant market data; and

  •
  Monthly account statements reflecting the fair market value of the securities. In addition, these rules require that a broker-dealer obtain financial and other information from a customer, determine that transactions in penny stocks are suitable for such customer and deliver a written statement to such customer setting forth the basis for this determination.

        In addition, under the Exchange Act and its regulations, any person engaged in a distribution of shares of our common stock offered by this prospectus may not simultaneously engage in market making activities with respect to the common stock during the applicable "cooling off" periods prior to the commencement of this distribution.

Our preferred stock may make a third-party acquisition of our company more difficult.

        Our certificate of incorporation authorizes our Board of Directors to issue up to 1,000,000 shares of preferred stock having such rights as may be designated by our Board of Directors, without stockholder approval. The issuance of preferred stock could inhibit a change in our control by making it more difficult to acquire the majority of our voting stock.

We do not anticipate paying dividends.

        We have not paid regular cash dividends on our common stock since our inception and we do not anticipate paying cash dividends in the foreseeable future. Any dividends which we may pay in the future will be at the discretion of our Board of Directors and will depend on our future earnings, any applicable regulatory considerations, our financial requirements and other similarly unpredictable factors. For the foreseeable future, we anticipate that we will retain any earnings which we may generate from our operations to finance and develop our growth.

DILUTION

        At June 30, 2004, our common stock had a negative net tangible book value of $660,132, or a negative $.032 per share while the October 21, 2004 closing market price of our common stock was $1.27 per share. "Net tangible book value" represents the amount of our tangible assets, less the amount of our liabilities, divided by the number of shares of common stock outstanding. "Dilution" per share represents the difference between the price paid by new stockholders and the net tangible book value per share of common stock at the time of purchase. Accordingly, investors who purchase our common stock will suffer significant dilution as a result of the difference between the amount paid for our common stock per share and its negative net tangible book value.

MARKET PRICE OF OUR COMMON STOCK

        Our common stock has traded on the NASDAQ Over-the-Counter Electronic Bulletin Board under the symbol "LPTI" since September 7, 1994.

        The following table sets forth for the quarters indicated the range of high and low closing prices of our common stock as reported by the NASDAQ Electronic Bulletin Board but does not include retail markup, markdown or commissions.

	Price
	High	Low
By Quarter Ended:
2004
March 31, 2004	$1.52	$.17
June 30, 2004	$1.16	$.55
2003
March 31, 2003	$.35	$.18
June 30, 2003	$.26	$.15
September 30, 2003	$.22	$.14
December 31, 2003	$.45	$.10
2002
March 31, 2002	$.39	$.22
June 30, 2002	$.44	$.25
September 30, 2002	$.33	$.18
December 31, 2002	$.37	$.13

        As of June 30, 2004, we had approximately 1,500 record and beneficial stockholders.

CAPITALIZATION

        The following table sets forth our unaudited capitalization as of June 30, 2004.

June 30, 2004
Preferred stock, $.001 par value, 1,000,000 shares authorized, no shares issued	$-0-
Common stock, $.001 par value, 50,000,000 shares authorized, 20,865,670 shares outstanding	$20,866
Paid-in-capital	$9,405,488
Accumulated deficit	$(10,024,880)
Accumulated other comprehensive loss	$(58,606)
Unearned compensation	$(3,000)

Total stockholders' equity (deficit)	$(660,132)

Total liabilities and stockholders' equity (deficit)	$1,334,093

SELECTED FINANCIAL DATA

        The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited financial statements and related notes included elsewhere in this prospectus. The unaudited financial statements have been prepared on substantially the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. Historical results are not necessarily indicative of the results to be expected in the future, and the results of interim periods are not necessarily indicative of results for the entire year.

Statement of Operations Data:

	Year Ended December 31,		Six Months Ended June 30,
	2003	2002	2004	2003
			Unaudited
Revenue	$500,479	$444,449	$501,104	$284,479
Net income (loss)	$(927,962)	$(826,062)	$(681,580)	$(462,865)
Net income (loss) per share	$(.05)	$(.04)	$(.03)	$(.02)
Weighted average number of shares of common stock outstanding	20,612,560	19,763,456	20,865,670	20,448,073

Balance Sheet Data:

June 30, 2004
Unaudited
Total assets	$1,334,093
Total liabilities	$(1,994,225)
Working capital (deficit)	$(480,850)
Stockholders' equity (deficit)	$(660,132)
Book value per share	$(.032)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this prospectus. This discussion should be read in conjunction with our audited financial statements and footnotes included elsewhere in this prospectus.

Results of Operations

Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003

        Revenue for the six months ended June 30, 2004 was $501,104 compared to $284,479 for the six months ended June 30, 2003. This increase was primarily due to the approximate $390,000 increase in Scanner revenue offset in part by the cessation of a state grant which provided contract revenue of $247,681 during the first six months of 2003.

        Total operating expenses increased to $837,595 for the six months ended June 30, 2004 from $677,354 for the six months ended June 30, 2003. This increase is primarily due to additional cost of sales and an increase in general and administrative costs required by our increased sales volume and expansion.

        We had a net loss of $681,580 for the six months ended June 30, 2004 compared to a net loss of $462,865 for the six months ended June 30, 2003. The increase in the loss is attributable to additional interest expense on a note to a related party and the recognition of an impairment loss attributable to an investment made by us in 2000 offset in part by the gross profit earned on increased Scanner sales.

Strategy to Achieve Profitable Operations

        During the first quarter we executed an agreement with U.S. Medsys wherein U.S. Medsys was granted exclusive rights to market Scanners in the United States in return for a payment of $525,000 as well as other purchase commitments. U.S. Medsys also placed a $500,000 deposit for the initial purchase of 100 Scanners. In addition, we also received an order for 100 Scanners from Future Scan Corporation. We were advised in July 2004 that our new EPISCAN-I-200 LDS unit was in compliance with the requirements of the Underwriters Laboratory. Prior to that date we were unable to begin delivery of the Scanners pursuant to these contracts.

        Consequently, we revised our business plan in line with these developments. This plan includes provisions for the immediate production and delivery of the Scanners. In addition, we continue to expend funds for additional product development, research, and marketing, as well as the infrastructure expenses necessary to bring our product to market. We will require additional funding to implement this plan and management believes the plan and our recent sales will be key factors in our ability to raise the necessary capital.

        We completed a private placement of 1,764,706 units of our securities at $.85 per unit in July 2004. Each unit consisted of one share of common stock and warrants to purchase an additional two shares of common stock. We also issued 50,000 shares of our common stock to one of the selling stockholders as a consulting fee in connection with the transaction.

Liquidity and Capital Resources

        As of June 30, 2004, we had $427,404 in cash and cash equivalents and debt of $214,997, repayment of which will take place during the third quarter pursuant to the loan agreement. We expect that additional cash will need to be raised in order to produce and market the Scanners.

        Cash flows from operations for the six month period provided $540,504 primarily as a result of the receipt of customer deposits of $646,000. Investing activities for the six month period used $78,010 of cash for capital expenditures. Financing activities completed during the six months ended June 30, 2004 utilized $165,000 of cash in payments on notes payable to a related party.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        Revenues for 2003 were $500,479 compared to $444,449 for 2002, which include Scanner sales of $251,000 and $142,000 in 2003 and 2002 respectively. We believe the majority of our future revenues will be from Scanner sales.

        Total expenses increased from $1,271,708 in 2002 to $1,372,225 in 2003. A significant portion of our expenses resulted from general and administrative expenses, research and development expenses and costs associated with the issuance of stock options. We reduced our general and administrative expenses from $1,002,783 in 2002 to $719,412 in 2003. Research and development expenses were $269,461 in 2003, compared to $173,656 in 2002. We currently expect to incur additional research and development costs as we begin to develop a new system based on a linear array probe that will provide real-time images. We believe there will be additional costs associated with clinical research studies utilizing the Scanner for specific medical disciplines in 2004.

        We experienced a net loss of $927,962 in 2003, compared to net loss of $826,062 in 2002.

Liquidity and Capital Resources

        As of December 31, 2003, we had $155,714 in cash and cash equivalents and no long-term debt. In addition, our working capital decreased from $68,805 at December 31, 2002 to a working capital deficiency of $237,441 at December 31, 2003.

        During the year ended December 31, 2003, we experienced a decrease in cash from operating activities of $339,858 resulting from our annual net loss of $927,962 offset in part by non-cash expenses for depreciation and amortization of $262,863 and stock issued in exchange for services, interest and as a sales incentive of $250,286. We expect that additional cash will be needed to produce and market the Scanners.

        During the year ended December 31, 2003, cash flows from investing activities provided $15,850 from the sale of $30,000 in property and equipment, which was offset by capital expenditures of $14,150. Cash flows from financing activities provided $420,000; $40,000 received from the sale of our common stock and $440,000 from the issuance of notes payable reduced by $60,000 in payments on prior loans.

Critical Accounting Policies and Estimates

        Our consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles and rules prescribed by the Securities and Exchange Commission. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We continually evaluate the accounting policies and estimates we use to prepare the consolidated financial statements. In general, management's estimates are based on historical experience, on information from third party professionals and on various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ from those estimates made by management.

        Asset impairment.    All long-lived assets, including goodwill and other intangible assets are evaluated for impairment on the basis of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impaired asset is written down to its estimated fair market value based on the best information available. Estimated fair market value is generally measured by discounting estimated future cash flows. Considerable judgment by management is necessary to estimate discounted future cash flows. Assumptions used in these cash flows are consistent with internal forecasts. During the first quarter of 2004, we recognized an impairment loss of $164,707 associated with an investment in marketable securities that took place in 2000.

        Commitments and contingencies.    In September 1997 we were notified of a Medicare Hearing Officer's decision that we were liable for repayment of Medicare Benefit Overpayments of $269,120. The overpayments are from calendar years 1994 and 1995. We appealed the Hearing Officer's decision. The appeal was heard by an Administrative Law Judge on January 5, 1999 and again on November 2, 1999. The Administrative Law Judge reviewed approximately 40 out of approximately 410 cases. The Administrative Law Judge dismissed some cases, ruled in our favor on certain cases and ruled against us on other cases. We continue to be in the appeals process and are unable to predict the outcome of the appeal. We have accrued $100,000 as a result of these proceedings based on our estimate of the cases ruled against us and applying the relationship across all of our Medicare billings prior to 1995. The $100,000 accrual is our best estimate of the potential liability based on all of the facts and circumstances presently known. There have been no new developments with respect to this situation during the six months ended June 30, 2004.

        Accounting for income taxes.    Significant judgment by management is required in developing our provision for income taxes, including the determination of deferred tax assets and liabilities and any valuation allowances that might be required against the deferred tax assets. We have recorded a valuation allowance for the entire amount of the deferred tax assets as of December 31, 2003 and June 30, 2004 based on management's belief that operating income will not, more likely than not, be sufficient to realize the benefit of these assets over time. In the event that actual results differ from these estimates or if our historical trend of operating losses changes, we may be required to reduce the valuation allowance on deferred tax assets, which could have a material effect on our consolidated financial condition and results of operations.

Other Matters

        Management expects the revenues for the remainder of 2004 to be derived from the sale and/or lease of our new Scanner the EPISCAN-I-200. This unit has recently gained Underwriters Laboratory accreditation and will replace earlier product variants.

        After receiving FDA marketing clearance in June 1999, we have spent significant time and effort on "peer acceptance" of the Scanner. Initial data from clinical studies from Yale University and other centers indicate a positive impact on the management of pressure ulcers in an extended care facility. Management believes that the results of these studies may lead to a new standard for the prevention, monitoring, and treatment of pressure sores in both acute care and long-term care facilities.

        Also, institutions may be able to use the documentation produced by the Scanner to reduce their potential liability to pressure sore focused litigation. We continue to support research at major health centers. These studies include Scanner applications in dermatology, burn management, muscle/skeletal disorders and women's health as well as wound prevention and assessment. We also continue to seek other top opinion leaders in specific specialties to further "roll out" our technology in various fields of medicine.

        We believe that one of the advantages to our technology is the numerous applications it has in the field of medicine. These different medical "disciplines" or "specialties" allow us to have one core technology that is applicable to multiple markets. We continue to enhance our technology to allow us to address additional markets and provide greater value to the markets currently serviced.

        During the first half of 2004 we have employed considerable effort on enhancing our production capability and establishing distribution channels for the Scanner. We have re-packaged the Scanner into a more scaleable design that is less dependent upon the specialist capabilities of any one manufacturer. These design changes have allowed us to employ a greater range of manufacturing sub-contractors although we are currently still dependent upon a single sub-contractor for quality testing the final product prior to shipment. We do not have a long-term agreement with any supplier but use purchase orders to obtain Scanners at least four months prior to our needs. Our suppliers currently have the ability to produce 50 Scanners per month and have the capability to double this capacity given three months notice. We are continually evaluating our manufacturing capabilities and are considering adding additional manufacturing sources to meet increased product demand.

Longport International LTD

        Longport International, LTD, a wholly owned subsidiary, was formed in 1999 to be our marketing arm for business generated outside North America. International received delivery of the first Scanner produced by our current manufacturer in August 2000. These Scanners comply with the European Medical Devices Directorate for high-resolution ultrasound imaging technology. This compliance, together with adherence to ISO-9001 and ISO-13485 manufacturing quality standards, enables a CE mark to be placed on the Scanner for sales outside North America. International has, to date, concentrated on product development, the oversight of clinical studies regarding the use and effectiveness of the Scanner, and the monitoring of product manufacturing.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

        The Statements made under the Management's Discussion and Analysis of Financial Condition and Results of Operations and other statements within this document that are not based on historical facts, are forward looking statements that involve risks and uncertainties, including but not limited to, market acceptance risks, the effect of economic conditions, the impact of competition and pricing, product development, commercialization and technology difficulties, the results of financing efforts and other risks detailed in our Securities and Exchange Commission filings.

Controls and Procedures

        As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rules 13a-14(c) and 15d-14 (c). Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that our disclosure controls and procedures are effective at timely alerting them to material information relating to us (including our consolidated subsidiaries) required to be included in our periodic SEC filings. There were no significant changes in our internal controls over financial reporting during our most recently completed quarter that has materially affected, or is reasonably likely to materially affect our internal control over financial reporting, or other factors that could significantly affect these controls subsequent to the date of their evaluation and there were no corrective actions with regard to significant deficiencies or material weaknesses.

BUSINESS

Current Operations

        Our Scanner produces an ultrasound image of the skin and underlying tissue. The Scanner system is comprised of a desktop PC like housing, which includes a proprietary board, a separate monitor, keyboard and interchangeable hand-held probes. The system can either be integrated into a small cart or trolley or used as a desktop machine.

        We have patents issued by the United States, Australia and South Africa and have patent applications pending in Europe and Japan. The technology upon which these patents are based, along with copyright protected software, was assigned to us by United Medical and Dental Schools of Guy's and St. Thomas's Hospitals located in London, England.

        Once visualized on-screen, scans can be printed, stored as electronic files or e-mailed to an off-site diagnostic center for interpretation or archiving. The Scanner technology has applications in wound detection and assessment, burn assessment, product testing, dermatology and women's health. In the case of wound detection and assessment, which is an application we currently emphasize for marketing purposes, clinicians can examine the structure of a wound and the development of pressure ulcers prior to visual indications. The Scanner images can also distinguish between ulcers caused by friction or incontinence and those created by pressure.

        Ultrasound has been used for medical images for many years and has proven to be a safe, effective imaging technique. Using sound waves emitted at frequencies well above the normal human ear response, echoed signals are converted into graphic images and displayed on a monitor. Computer programs that support ultrasound imaging use algorithms to document dimensions of areas being scanned. These measurements provide a baseline that the clinician can use to compare to other scans. The Scanner shares those characteristics, which are common to all ultrasound imaging equipment, but uses high frequency ultrasound at 20 MHz to provide high resolution images at depths of up to three centimeters. This compares to the 3 to 5 MHz ultrasound frequency commonly used to scan fetal images. Traditional low-frequency ultrasound equipment, which costs $150,000 to $350,000, is generally unable to image thin structures like skin. We believe that the Scanner's ability to produce high- resolution images of thin structures, such as skin, subcutaneous tissue and superficial tendons, combined with user friendly software, is unique.

        The depth used by the Scanner to produce a useable image depends on the area being scanned and the clinical application. For instance, wounds on the ankle require an image depth of only 2 to 4 millimeters, an area generally too small to resolve using conventional imaging technology, but ideally suited to the use of the Scanner.

        From 1999 through 2003, we sold a negligible number of Scanners. However, in February 2004, we entered into an agreement with U.S. Medsys Corp. pursuant to which we appointed U.S. Medsys as a non-exclusive distributor of our Scanner in the United States. Upon the effective date of the agreement, U.S. Medsys tendered a $500,000 deposit to us for the purchase of 100 Scanners. Under the terms of the agreement:

        1.     U.S. Medsys paid $525,000 for the exclusive rights to market Scanners in the United States solely in the "wound care market" and subject to existing distribution agreements previously entered into or being negotiated by us. The wound care market is defined as nursing homes, assisted care living facilities, rehabilitation centers and operating wound care centers.

        2.     In order to maintain its exclusive rights, U.S. Medsys must purchase at least 25 Scanners per month during the first year, 50 Scanners per month during the second year and at least 80 Scanners per month (for a total of at least 1,000 Scanners) during the third year.

        3.     We may continue to sell our Scanners in the wound care market to our existing distributors and other firms with which we have been negotiating, subject to the payment to U.S. Medsys of a 1% royalty on gross sales to these firms.

        4.     The agreement is for a period of three years, subject to renegotiation by the parties of a subsequent agreement. If the parties fail to agree upon renewal terms, they are required to submit the matter to binding arbitration.

        5.     At the end of each year of the three-year agreement, we will issue to U.S. Medsys between 1% and 5% of our outstanding common stock on a sliding scale basis if sales to U.S. Medsys represent between 50% and 90% of our total Scanner sales in all market segments.

        6.     Should U.S. Medsys fail to meet its purchase requirements as set forth above, it would lose its exclusive rights but would still have the opportunity to act as a distributor of Scanners on a non-exclusive basis, should we allow it to do so.

        In March 2004 we announced entering into a distribution agreement with Future Scan Corporation.

        We commenced delivery of Scanners to U.S. Medsys in August 2004. To date we have shipped a total of 50 Scanners to U.S. Medsys. We began delivery of Scanners to Future Scan commencing in July 2004 and have delivered ten Scanners to date.

        We also intend to sell products and services that complement our core Scanner business. These offerings will include service and maintenance contracts, disposable products that support the use of the Scanners, digital photography equipment and specialized imaging probes. In addition, we are seeking to act as a conduit to independent image interpretation services and are assessing the requirements for remote data archiving services.

Growth Strategy

        To facilitate our ability to pursue multiple opportunities simultaneously and quickly, we have defined a growth strategy that focuses on two core competencies: technology and business development. We believe this approach will enable us to concentrate on our strengths, while outsourcing other functions and includes:

  •
  Using a small, international marketing and sales force to gain initial market acceptance of our technology in each market sector. To date this effort has been primarily directed at wound assessment and detection, particularly in the nursing home environment and has started to result in direct clinical sales. A small number of regional distribution partners are now promoting our technology into this market.

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  Expanding selling through distribution partners who have established national or international distribution channels. Recently, distribution agreements have been reached with U.S. Medsys and Future Scan.

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  Enhancing the technology and expanding application validation to create new market opportunities. We are enhancing our technology so that we can expand into other markets and extend our perceived technological lead in the sectors we already address. In particular, real-time imaging using electronically steered arrays is being developed, enabling us to address a wide range of established applications for ultrasound technology at a higher resolution and at lower cost than currently available.

Manufacturing

        We use SRA Development Ltd., a United Kingdom-based company, to manufacture the Scanner's probes, to assemble the other Scanner components and to quality test the Scanner before shipment. SRA is single-source supplier, and our business and financial results would be negatively affected if we were unable to obtain prompt deliveries from SRA for any Scanners ordered. Moreover, there is a significant risk of quality control problems whenever a new product is being manufactured. We do not have a long-term agreement with SRA but use purchase orders to obtain Scanners at least four months in advance of our needs.

        SRA inserts our proprietary boards, which are manufactured by another U.K. company, into the Scanner's CPU, incorporates the probe and connects the keyboard and monitor so that the Scanners can be tested for quality control purposes. Our proprietary board manufacturer is also a single-source supplier. Currently, we believe that SRA has the capacity to manufacture probes and boards for 50 Scanners per month. Following manufacture, SRA ships the Scanner's components to us, and we complete full assembly at our facilities in Philadelphia, Pennsylvania before delivery to customers. We are continually evaluating our manufacturing capabilities and are considering adding additional manufacturing sources to meet increased product demand.

        We intend to outsource many operational functions. This approach is in line with our objective to be primarily a medical technology and business development company. This will enable us to operate efficiently and to focus our resources on creating new medical products and new market opportunities for those products. To this end:

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  We will continue to contract with third parties for manufacture of the Scanners.

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  We will continue to use strategic partners for sale and distribution.

Marketing

        We currently offer the Scanners for sale to medical products distributors, as well as end users, primarily in the wound care industry. In the future, we intend to also focus on dermatological and cosmetic applications. Wound management is an expanding and increasingly important area of concern for the medical profession. The cost of treating chronic wounds has been estimated at $7 billion annually. With more than 625,000 new wound cases per year, we believe there is value for a device that accelerates diagnosis of diabetic wounds. Having a view of the wound and surrounding tissue is expected to materially reduce the risks of amputations, thereby increasing survival rates.

        According to a Frost and Sullivan report, in 1999 the annual worldwide market for ultrasound imaging devices was over $3 billion. A 2003 report by Klein Biomedical Consultants estimated the U.S. ultrasound market at $2.7 billion with 65 million ultrasound procedures conducted annually. We are finding customers for our technology in the traditional ultrasound market and believe we can also create new demand because the Scanner enables innovative uses of ultrasound technology in a wide range of medical specialties not currently served by ultrasound or any other imaging technology. The Scanners are primarily aimed at the point-of-contact market, meaning they will be used directly by the clinician, dermatologist, plastic surgeon and others who are seeking the imaging data as well as third party service providers such as radiologists.

        The markets for our technology can be divided into two broad categories, emerging market and established markets, as illustrated below.

Emerging Markets

        Emerging markets require very high resolution imaging technology, a capability that is not provided by current ultrasound systems. Many emerging markets are looking for a system solution based around an ultrasound core complemented by other imaging or sensory inputs as well as appropriate data or record entry systems. For example, in the wound care field, the Scanner system enables digital photographs to be integrated with ultrasound scans and a comprehensive data entry system is being created, with the capability for remote data backup. This system allows all wound-related data to be entered and stored into a single system resulting in more efficient record keeping and subsequent audit. The emerging markets include:

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  Wound Prevention and Care. According to the 2001 Policy Update on Wound Care/Tissue Viability (UK), approximately 10% of patients in acute and extended stay facilities in the western world develop pressure ulcers. This equates to one million people in the U.S. at any time and the annual cost of treating these and other types of chronic wounds was estimated by the Wound Healing Society in 2001 to soon cost $20 billion in the U.S. We believe that our technology can cost effectively:

  •
  enable patient specific protocols to be developed that lead to a reduction in the time taken to heal chronic wounds; and

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  enable earlier and more reliable detection of developing pressure sores, thus allowing earlier targeted intervention which can prevent open wounds from developing.

        Nursing homes are also finding the Scanner to be a valuable audit tool that is expected to reduce their exposure to pressure ulcer related litigation and as a result diminish the high insurance premiums that prevail and are threatening the viability of many nursing homes. Federal authorities in the U.S. have legislated that the occurrence of pressure ulcers in nursing homes must have dropped to less than 0.8% by 2010 from the current level of 11%. Such a dramatic reduction can only occur as a result of the targeted prevention, a role for which the Scanner is well suited.

  •
  Skin care and aesthetic surgery. The annual global expenditure on skin care products and procedures has been estimated at $40 billion by Euromonitor. In the U.S., during 2001, there were 8.5 million aesthetic procedures undertaken by 23,000 clinicians according to the American Society for Aesthetic Plastic Surgery. We believe that the Scanner can impact this rapidly growing market, which despite its size, is poorly provided for by imaging technology. The Scanner, through its ability to non-invasively image the structure of the skin and underlying structures, enables clinicians to maximize the benefit from a wide variety of products and procedures. For example, collagen formation, an important aspect of anti-wrinkle treatments, can be detected at an early stage (prior to visual indications), fat thickness can be measured quickly and accurately and breast implants assessed for encapsulation. These capabilities will allow clinicians to provide an improved service to their patients or customers and through follow-up imaging establish longer term relationships.

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  Skin cancer assessment. The American Cancer Society reports that over one million new cases of skin cancer are diagnosed in the U.S. annually. Some 20,000 procedures are undertaken annually on skin lesions in the U.S., of which approximately 15% of the excision sites have to be revisited, primarily because the margins of the lesions were not fully excised. The Scanner can accurately map skin lesions, including providing data on their depth, enabling better surgical planning.

  •
  Other applications include:

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  Burn assessment. Studies indicate that the Scanner can quickly and reliably differentiate between burns that require surgical intervention and those that do not.

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  Scar assessment. Assessment of scars and the impact of treatments.

Established Markets

        As mentioned above, the established market for ultrasound imaging technology is currently $3 billion per year, and is forecast to grow at approximately 6% per year. In these markets the benefits of ultrasound imaging have already been established, and we aim to offer innovative and higher performance but at a lower cost. Market feedback shows that such systems may attract established ultrasound users and also broaden the potential customer base by converting many clinicians (e.g. orthopedic surgeons) that currently source ultrasound images through third party providers such as radiologists into direct users. In the future, we expect to address applications that include:

  •
  Breast assessment

  •
  Musculoskeletal imaging, including sports medicine

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  Vascular imaging

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  Large organ assessment

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  Obstetrics and gynecology

Marketing Strategy

        Since we believe that the Scanner can be adapted for a wide variety of applications, we will seek to sell it to diverse customer groups. To access these markets rapidly and effectively, we have divided our marketing strategy into three phases:

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  Phase 1, which is under way, is targeting the applications that the existing Scanner can address. Currently, we are marketing into four applications:

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  Wound prevention and care

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  Interactive use of the Scanner with a variety of equipment and processes used in the skin care and aesthetics markets, including lasers and dermal abrasion systems to optimize the benefit from these treatments.

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  Validation of other companies' pharmaceutical and medical products particularly in the skin care field.

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  Facilitating appropriate research studies, such as work funded by government grants and industrial sponsorship.

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  During Phase II, which we expect to enter within two to three years, we will seek to expand into applications that require system enhancements or additional clinical study data before they can be marketed effectively (e.g. some of the established array markets starting initially with musculoskeletal imaging, including sports medicine and vascular imaging and emerging markets such as burn and skin lesion assessment).

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  In Phase III, which we expect to enter within three to four years, we will explore further array applications including those based upon phased array technology and other potential applications of the technology (e.g. cancer mapping, 3-dimensional representation, and inter-operative imaging). These applications require longer-term development and clinical validation.

        We will continue to cultivate the support of clinical and technological opinion leaders and leading medical institutions through the publication and presentation of study results which will play a pivotal role in our marketing and public relations activities. The centers we are collaborating with include: Harvard/Massachusetts General Hospital, Yale University, Wake Forest University, University of Miami, University of Kansas Medical Center, University of Notre Dame and Guy's Hospital, London.

Research and Development

        We continue to conduct research and development in order to validate the Scanner in existing markets and in new markets. We continue to re-engineer Scanner parts and update off-the-shelf hardware and software used in the Scanner.

Competition

        Diagnostic imaging solutions compete primarily on the basis of diagnostic value, imaging performance, reliability, ease of use and price. Our competitors include MRI producers, ultrasound manufacturers, and X-ray based topography solutions. Any of these competitors could seek to modify their imaging devices to produce higher resolutions at narrower depths. In fact, one company, Cortex Technology, Inc., marketing under the name Dermascan, offers a scanner which competes directly with our Scanner, although it is generally used as a research tool. Moreover, current and potential diagnostic imaging modalities such as those described below also pose a significant competitive risk to us.

        Low Frequency Ultrasound.    Traditional ultrasound technology is used regularly for a number of clinical applications. Ultrasound is currently used in several medical imaging applications, including pulsed ultrasound, continuous wave "Doppler" ultrasound and real-time ultrasound. Each variation is particularly suited to certain applications. "Doppler" ultrasound is used to record changes in a fetal heart while pulsed ultrasound can be used to resolve images of the abdomen.

        Magnetic Resonance Imaging.    Magnetic resonance imaging produces high quality images inside the body. MRI is based on the principles of nuclear magnetic resonance, a technique originally used by chemists and physicists to obtain microscopic chemical and physical information about molecules.

        Conventional X-Ray.    X-ray systems pass radiation through a patient to a shielded photographic plate. Due to the health risks associated with exposure to ionizing radiation, operating x-ray equipment requires a controlled environment and trained professionals. Additionally, operating x-ray equipment requires film and in many cases, board certified radiologists. Despite these barriers, x-ray technologies are effective for a number of applications, including skeletal examinations and mammography. X-rays cannot currently image thin tissue structures.

        Our anticipated competition can be divided into two categories. One category is the medical status quo. This is particularly relevant to the emerging markets for the Scanner, which has historically not used sophisticated imaging technology. Additionally, we could face the following categories of competition as we enter the various markets:

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  Indirect competition from other soft tissue assessment modalities, such as MRI.

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  Potential competition in established markets from niche players that make portable ultrasound machines for traditional diagnostic ultrasound applications.

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  Large ultrasound companies that currently concentrate on traditional applications, but with larger and much more expensive machines.

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  Potential competition in emerging markets from academic groups and small specialist companies now researching high-resolution ultrasound imaging that they may attempt to commercialize.

Technology Transfer Agreements

        In December 1997, we entered into two Technology Transfer Agreements with United Medical and Dental Schools and Square Wave Systems, Ltd. pursuant to which UMDS and Square Wave assigned all of their rights, title and interest in patent applications covering certain technology associated with the Scanner. The agreements provide us with the exclusive and worldwide rights to the use of the Scanner technology underlying the patents for medical applications only. UMDS and Square Wave retained the rights to all other uses for the patents. However, in the case of the fractal analysis software, a software component of the Scanner which is used to analyze, determine and graphically display the fractal nature of a reflected image generated from a Scanner, our rights are limited to the use of software solely in a high frequency ultra sound skin Scanner. In consideration of the assignment of the technology pursuant to the agreements, we agreed to pay to UMDS and Square Wave, in the aggregate, 3% of our gross revenues for the five year period commencing in June 1999 when the FDA granted marketing permission to us with respect to the Scanner. We also agreed to pay all costs associated with maintaining and renewing the patents, which were approved on June 6, 2000.

        There can be no assurance that the patents will afford protection against competitors with similar technology, that the patents will not be infringed upon or designed around by others, that others will not obtain patents that we will need to license or design around, that the patents will not inadvertently infringe upon the patents of others, or that others will not manufacture and distribute similar scanners upon expiration of the patents. There can also be no assurance that the patents will not be invalidated or that we will have adequate funds to finance the high cost of prosecuting or defending patent validity or infringement issues.

Longport International, Ltd.

        We formed Longport International, Ltd., a wholly-owned subsidiary, in 1999 to market Scanners outside North America. Longport International began manufacturing Scanners using SRA in 1999. We received delivery of the first Scanner produced by SRA in August 2000. These Scanners comply with the European Medical Devices Directorate for high-resolution ultrasound imaging technology. This compliance, together with adherence to the ISO-9001 subset BS-EN-46001 manufacturing quality standard enables a CE mark to be placed on the Scanner for sales outside North America.

Employees

        We currently employ nine full-time employees, including our executive officers.

Medical Advisory Board

        We maintain a Medical Advisory Board of authorities on ultrasound technology, medical imaging and other relevant health-related fields. Our Medical Advisory Board is comprised of:

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  Nandkumar Rawool, Research Associate, Division of Ultrasound, Department of Radiology, Thomas Jefferson University Hospital, Philadelphia, publisher of more than 100 papers on medical ultrasound imaging

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  Courtney Lyder, ND, Professor, University of Virginia School of Nursing and our Director of Wound Management

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  Marc Philippon, MD, Director of sports-related hip injuries, University of Pittsburgh Medical Center and our Director of Sports Medicine

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  Bruce Katz, MD, Director of the Juva Skin & Laser Center, New York, Clinical Professor Columbia University and our Director of Dermatology and Plastic Surgery

  •
  John Millili, MD, Director of Burn/Wound Program, St. Agnes Medical Center, Philadelphia and our Clinical Director of Burns

Facilities

        We lease approximately 3,000 square feet of office space at 740 South Chester Road, Suite A, Swarthmore, Pennsylvania on a 36-month lease expiring in November 2004 for $3,500 per month. In September 2004 we signed a 60-month lease at $7,300 per month to lease approximately 7,300 square feet of office space at 2 Braxton Way, Suite 111, Concordville, PA. The lease replaces our existing lease and commences in November 2004.

Legal Proceedings

        In September 1997, we were notified of a Medicare Hearing Officer's decision that we were liable for repayment of Medicare benefit overpayments of $269,120. The assessment is related to a home health business conducted by us prior to 2000 and is unrelated to our Scanner business. The overpayments were from calendar years 1994 and 1995. We appealed the Hearing Officer's decision and the appeal was heard by an Administrative Law Judge in January 1999 and November 1999. The Judge ruled in favor of us on certain claims and against us on others. We continue the appeal process and cannot predict the outcome, although we have reserved $100,000 to fund any repayment liability.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth information regarding our executive officers and directors:

Name	Age	Officer/Office	Director Since
Dr. Michie Proctor	69	Chairman of the Board of Directors	2003
Michael C. Boyd	62	Chief Executive Officer and Director	2001
Paul D. Wilson	47	President, Chief Financial Officer and Director	2001
Paul R. Quintavalle, DPM	53	Director	2001
Brian W. Clymer	56	Director	2001

        Directors hold office for a period of one year from their election at the annual meeting of stockholders and until their successors are duly elected and qualified. Our officers are elected by, and serve at the discretion of, the Board of Directors. None of the above individuals has any family relationship with any other. The Board of Directors has no nominating or compensation committee. No director receives compensation for services as a director. The full Board of Directors acts as our Audit Committee.

Background

        The following is a summary of the business experience of each of our officers and directors:

        Dr. Michie Proctor joined us in June 2003. His business experience spans more than 40 years, during which time he has held executive officer and director positions with a number of public and private companies. These companies have included companies in the medical device industry and the nutraceutical industry. His education has been in the fields of Business, Aeronautics, Estate Planning and Theology. He has earned B.Th., M.Th., D.D. and Ph.D. degrees. In addition to his business experience, Dr. Proctor serves as the Sr. Pastor of the First Baptist Church of Southwest Broward, in Hollywood, Florida, a position he has held for more than 30 years.

        Michael C. Boyd was a business consultant from January 1998 until he joined us in October 2001. From April 1996 to January 1998, he was founder, President and a director of TeleSpectrum Worldwide, Inc., a rollup of six direct marketing companies that reached annual revenue of approximately $200 million. From 1986 to 1995, he was co-founder, President and a director of QVC Network, Inc., a cable television retailer with over 6,000 employees whose sales rose during his employment to over $1.3 billion annually. Mr. Boyd has significant experience in the direct response industry, having held senior positions at Franklin Mint and Lillian Vernon Corporation. He is a

member of the governing boards of Penn Mutual Insurance Company, the Greentree Perpetual Assurance Company, Altura International, TCIM Services and Smoke Stoppers, Inc. Mr. Boyd earned a Bachelor of Arts degree from the University of Delaware.

        Paul D. Wilson has been a principal of Quality Medical Instruments, Ltd., a UK-based medical consulting firm he co-founded, since 1995. Since 1999, he has also been Managing Director of Longport International, our UK-based technology marketing subsidiary. He was employed by Fulmer Research, a UK-based technology and engineering company, from 1976 to 1992 as a Division Manager. He has also been involved in the application and development of high-resolution ultrasound for over 20 years. Mr. Wilson earned a degree in Applied Physics from Thomas Valley University in the UK.

        Paul R. Quintavalle, DPM, has been engaged in the private practice of podiatric medicine for more than five years and is the Director of the West Jersey Podiatric Surgical Residency Program. He earned a DPM degree in podiatric medicine from the Pennsylvania College of Podiatric Medicine. He is a former member of the surgical faculty and board of the Temple School of Podiatric Medicine. Dr. Quintavalle is a past President of the American Board of Podiatric Surgery.

        Brian W. Clymer has been Vice President of External Affairs for Prudential Insurance Company of America since July 1997. From January 1994 until June 1997, he was the New Jersey State Treasurer, appointed by Governor Whitman and confirmed by the New Jersey Senate. Prior to his appointment as the State Treasurer, he was President and Chief Executive Officer of Railway System Design, Inc. and Vice President of Gannett Fleming, Inc., an engineering firm. He also served under President George H. W. Bush as Administrator of the Federal Transit Administration of the United States Department of Transportation. Mr. Clymer has served on numerous boards, including the New Jersey Sports and Exposition Authority, the Casino Reinvestment Development Authority, the New Jersey Performing Arts Center, the American Public Transit Association, Motor Coach Industries International and the Southeastern Pennsylvania Transportation Authority. He currently serves on the New Jersey Alliance for Action Board and the Prosperity New Jersey Board of Trustees. Mr. Clymer earned a Bachelor of Science degree in Business and Economics from Lehigh University and is a Certified Public Accountant.

Executive Compensation

        The following table discloses all compensation paid to our Chief Executive Officer for the years ended December 31, 2003 and 2002. No executive officer's annual compensation exceeded $100,000 in either year.

(a)	(b)	(c)	(d)	(e)	(f)	(g)
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compensation($)	Restricted Stock Awards($)	Options/SARS(#)
Michael C. Boyd(1) Chief Executive Officer	2003 2002	-0- -0-	-0- -0-	-0- -0-	-0- -0-	-0- -0-

(1)
In October 2001 we entered into a three-year employment agreement with Mr. Boyd to act as our Chief Executive Officer. Under the employment agreement, Mr. Boyd does not receive a cash salary but received 100,000 shares of our common stock and options to purchase up to 1,000,000 additional shares exercisable at $.25 per share until October 2004.

Stock Option Plan

        In November 1999 our stockholders adopted our Stock Option Plan, which provides for the grant to employees, officers, directors and consultants of options to purchase up to an aggregate of 3,000,000 shares of common stock, consisting of both "incentive stock options" within the meaning of Section 422A of the United States Internal Revenue Code of 1986 (the "Code") and "non-qualified"

options. Incentive stock options are issuable only to employees, while non-qualified options may be issued to non-employee directors, consultants and others, as well as to employees.

        The Plan is administered by our board of directors, which will determine those individuals who are to receive options, the time period during which the options may be partially or fully exercised, the number of shares of common stock that may be purchased under each option, and the option price.

        The per share exercise price of the common stock subject to an incentive stock option or nonqualified option may not be less than the fair market value of the common stock on the date the option is granted. The per share exercise price of the common stock subject to a non-qualified option will be established by the board of directors. The aggregate fair market value, determined as of the date the option is granted, of the common stock that any employee may purchase in any calendar year pursuant to the exercise of incentive stock options may not exceed $1,000,000. No person who owns, directly or indirectly, at the time of the granting of an incentive stock option to him, more than 10% of the total combined voting power of all classes of our stock is eligible to receive any incentive stock options under the Plan unless the option price is at least 110% of the fair market value of the common stock subject to the option, determined on the date of grant. Non-qualified options are not subject to this limitation.

        No incentive stock option may be transferred by an optionee other than by will or the laws of descent and distribution, and during the lifetime of an optionee, the option will be exercisable only by him or her. In the event of termination of employment other than by death or disability, the optionee has three months after such termination during which he or she can exercise the option. Upon termination of employment of an optionee by reason of death or permanent total disability, his or her option remains exercisable for one year thereafter to the extent it was exercisable on the date of such termination. No similar limitation applies to non-qualified options.

        Options under the Plan must be granted within ten years from the effective date as amended of the Plan. The incentive stock options granted under the Plan cannot be exercised more than ten years from the date of grant except that incentive stock options issued to 10% or greater stock- holders are limited to five year terms. All options granted under the Plan will provide for the payment of the exercise price in cash or by delivery to us of shares of common stock already owned by the optionee having a fair market value equal to the exercise price of the options being exercised, or by a combination of such methods of payment. Therefore, an optionee may be able to tender shares of common stock to purchase additional shares of common stock and may theoretically exercise all of his stock options with no additional investment other than his original shares.

        Any unexercised options that expire or that terminate upon an optionee ceasing to be an officer, director or an employee becomes available once again for issuance.

Liability and Indemnification of Officers and Directors

        Our certificate of incorporation provides that our directors will not be liable for monetary damages for breach of their fiduciary duty as directors, other than the liability of a director for:

  •
  A breach of the director's duty of loyalty to our company or our stockholders;

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  Acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law;

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  Willful or negligent declaration of an unlawful dividend, stock purchase or redemption; or

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  Transactions from which the director derived an improper personal benefit.

        Our certificate of incorporation requires us to indemnify all persons whom we may indemnify pursuant to Delaware law to the full extent permitted by Delaware law.

        In addition, our bylaws require us to indemnify our officers and directors and other persons against expenses, judgments, fines and amounts incurred or paid in settlement in connection with civil or criminal claims, actions, suits or proceedings against such persons by reason of serving or having served as officers, directors, or in other capacities, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, in a criminal action or proceeding, if he had no reasonable cause to believe that his/her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of no contest or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to our best interests or that he or she had reasonable cause to believe his or her conduct was unlawful. Indemnification as provided in our bylaws shall be made only as authorized in a specific case and upon a determination that the person met the applicable standards of conduct. Insofar as the limitation of, or indemnification for, liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling us pursuant to the foregoing, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such limitation or indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore, unenforceable.

SECURITY OWNERSHIP OF EXECUTIVE OFFICERS, DIRECTORS AND
BENEFICIAL OWNERS OF GREATER THAN 5% OF OUR COMMON STOCK

        The following table sets forth certain information with respect to the beneficial ownership of our common stock (and common stock underlying stock options exercisable within 60 days) by (i) each person who is known by us to own of record or beneficially more than 10% of our common stock, (ii) each of our directors and (iii) all directors and officers as a group. The persons listed in the table have sole voting and investment powers with respect to the shares of common stock and the address of each person is in care of us.

Name	Number of Shares Owned	Percent of Class
Michie and Joyce Proctor(1)	3,566,466	16.1%
Michael C. Boyd(2)	1,100,000	5.2%
Paul R. Quintavalle(3)(6)	247,480	1.2%
Paul D. Wilson(4)(6)	558,504	2.6%
Brian W. Clymer(5)	100,000.5%
Church of Southwest Broward	2,385,477	10.6%
All officers and directors as a group (five persons)	5,603,940	25.8%

(1)
Includes 200,000 common stock options. Also includes 1,000,000 common stock options exercisable at $.25 per share which we issued to Dr. Proctor for assuming the Chairmanship of our company. Dr. Proctor is also the President of the First Baptist Church of Southwest Broward, one of our principal stockholders. Dr. Proctor disclaims any ownership or control of shares owned by the Church.

(2)
Includes 320,000 common stock options.

(3)
Includes 100,000 common stock options.

(4)
Includes 100,000 common stock options.

(5)
Includes 100,000 common stock options.

(6)
Messrs. Quintavalle and Wilson have been granted 240,000 and 960,000 additional stock options which are subject to shareholder approval, before issuance, at prices ranging from $.25 to $1.00.

SELLING STOCKHOLDERS

        The following table sets forth the names of the selling stockholders and the number of shares of our common stock beneficially owned by the selling stockholders, including shares underlying common stock purchase warrants, as of the date hereof. Each selling stockholder is offering all shares owned by him or her including shares issuable upon exercise of warrants.

        The following shares may be offered from time to time by the selling stockholders named below who are not obligated to sell any of their shares of common stock. Since the selling stockholders may sell all or part of the shares of common stock offered in this prospectus, we cannot estimate the number of shares of our common stock that will be held by the selling stockholders upon termination of this offering.

        Footnotes indicate those selling stockholders who are officers, directors or 5% or greater stockholders of our company. The address of each selling stockholder is in care of our company at 740 South Chester Road, Suite A, Swarthmore, Pennsylvania 19081.

	Shares Beneficially Owned and Offered as of the Offering Date
Name of Beneficial Owner	Shares Owned Prior to Offering	Percent Owned Prior to Offering		Shares Being Offered	Shares Owned After Offering
David Chan and Jeannie Park	351,000	1.7%		351,000	0
Dodd Farber	30,000	*	%	30,000	0
Jeffrey J. Hoffman	60,000	*	%	60,000	0
Kensington Partners, LP	938,805	4.5%		938,805	0
ProMed Offshore Fund, Ltd.	160,062	*	%	160,062	0
ProMed Partners II, L.P.	245,376	1.2%		245,376	0
Stanton F. Weissenborn	141,000	*	%	141,000	0
Brian F. K. and Valerie M. Colburn	18,000	*	%	18,000	0
Guerrilla Partners, LP	1,664,000	7.9%		1,664,000	0
Bald Eagle Fund, Ltd.	48,375	*	%	48,375	0
Odin Partners LP	351,000	1.7%		351,000	0
ProMed Partners, L.P.	1,009,062	4.8%		1,009,062	0
Marcia and Richard Scheiner	45,000	*	%	45,000	0
Joslynda Capital LLC	282,000	1.3%		282,000	0

Totals	5,344,118			5,344,118

*
Less than 1%

Information Regarding the Selling Stockholders

        The shares of our common stock which the selling stockholders or their pledgees, donees, transferees or other successors in interest are offering for resale will be sold from time to time in one or more of the following transactions:

  •
  Block transactions;

  •
  Transactions on the Bulletin Board or on such other market on which our common stock may from time to time be trading;

  •
  Privately negotiated transactions;

  •
  Through the writing of options on the shares;

  •
  Short sales; or

  •
  Any combination of these transactions

        The sale price to the public in these transactions may be:

  •
  The market price prevailing at the time of sale;

  •
  A price related to the prevailing market price;

  •
  Negotiated prices; or

  •
  Such other price as the selling stockholders determine from time to time.

        In the event that we permit or cause this prospectus to lapse, the selling stockholders may sell shares of our common stock pursuant to Rule 144 under the Securities Act of 1933. The selling stockholders will have the sole and absolute discretion not to accept any purchase offer or make any sale of these shares of our common stock if they deem the purchase price to be unsatisfactory at any particular time.

        The selling stockholders or their pledges, donees, transferees or other successors in interest, may also sell these shares of our common stock directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of these shares of our common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both. As to a particular broker-dealer, this compensation might be in excess of customary commissions. Market makers and block purchasers purchasing these shares of our common stock will do so for their own account and at their own risk. It is possible that a selling stockholder will attempt to sell shares of our common stock in block transactions to market makers or other purchasers at a price per share which may be below the prevailing market price of our common stock. There can be no assurance that all or any of these shares of our common stock offered hereby will be issued to, or sold by, the selling stockholders. Upon effecting the sale of any of these shares of our common stock offered under this prospectus, the selling stockholders and any brokers, dealers or agents, hereby, are "underwriters" as that term is defined under the Securities Act of 1933 or the Securities Exchange Act of 1934, or the rules and regulations thereunder.

        Alternatively, the selling stockholders may sell all or any part of the shares of our common stock offered hereby through an underwriter. No selling stockholder has entered into any agreement with a prospective underwriter and there is no assurance that any such agreement will be entered into. If a selling stockholder enters into an agreement or agreements with an underwriter, then the relevant details will be set forth in a supplement or revision to this prospectus.

        The selling stockholders and any other persons participating in the sale or distribution of these shares of our common stock will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder including, without limitation, Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of these shares of our common stock by, the selling stockholders. Furthermore, pursuant to Regulation M, a person engaged in a distribution of our securities is prohibited from bidding for, purchasing, or attempting to induce any person to bid for or purchase our securities for a period beginning five business days prior to the date of this prospectus until such person is no longer a selling stockholder. These regulations may affect the marketability of these shares of our common stock.

        We will pay substantially all of the expenses incident to the registration and offering of our common stock, other than commissions or discounts of underwriters, broker-dealers or agents.

RELATED PARTY AND OTHER MATERIAL TRANSACTIONS

        In 2002 and 2003 we had a consulting agreement with Wound Healing Systems, Inc., a company owned and controlled by James R. McGonigle, our former Chairman, pursuant to which Wound Healing Systems, Inc. provided services to us for an agreed upon monthly fee of $5,000 per month.

        In March of 2003, we entered into a loan agreement with the Church of Southwest Broward, a principal stockholder and an affiliated party by virtue of the fact that Michie Proctor, our Chairman, is the Sr. Pastor of the Church. Under the terms of the agreement, the Church loaned us $200,000 to be paid in full within sixteen months of the date of the loan agreement. The payment terms are that for each of forty Scanners sold over the sixteen-month period following the date of the loan agreement, we will pay $6,250, until a total of $250,000 has been paid. The loan agreement further stipulates that a non-performance penalty will be assessed in the event that we are unable to repay the loan under the terms set forth above. The penalty is the issuance of 1,800,000 shares of restricted common stock to the Church, in addition to full payment. In connection with the issuance of the debt, we issued 200,000 shares of our restricted common stock on the date of the loan agreement to the Church. The note is collateralized by all of our assets and was paid in full during the second quarter of 2004.

        In October of 2003, we entered into another loan agreement with the Church whereby we borrowed $240,000 for the production of twenty of our Scanners for subsequent resale. The terms of the loan agreement are such that for each Scanner sold, we will pay $12,000 plus 50% of the difference between the per-unit sales price and $12,000, the latter representing an interest payment. In connection with the loan, we issued 1,000,000 warrants for the purchase of an equal number of shares of our restricted common stock at $0.60 per share for a period of five years from the date of issuance. We determined the fair value of the warrants and the debt independently and recorded a discount on the note payable, which is being accreted to the value of the debt based on each Scanner sold, which approximates the effective interest rate. All 1,000,000 warrants were outstanding as of June 30, 2004. This note was paid in full during the third quarter of 2004.

        In May of 2003, we entered into an agreement with Michie Proctor in which we agreed to grant to Dr. Proctor 1,000,000 options exercisable at $.25 per share upon his agreement to act as our Chairman. We recorded stock option compensation expense related to these options of $155,736.

DESCRIPTION OF CAPITAL STOCK

General

        We are authorized to issue 50,000,000 shares of common stock, $.001 par value per share, and 1,000,000 shares of preferred stock, $.001 par value per share.

Common Stock

        As of the date hereof, there are 20,965,670 shares of common stock outstanding. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. There is no right to cumulate votes in the election of directors. The holders of common stock are entitled to any dividends that may be declared by the Board of Directors out of funds legally available therefor subject to the prior rights of holders of preferred stock and any contractual restrictions we have against the payment of dividends on common stock. In the event of our liquidation or dissolution, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock.

        Holders of common stock have no preemptive rights and have no right to convert their common stock into any other securities. All of the outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

        Shares of preferred stock may be issued from time to time in one or more series with such designations, voting powers, if any, preferences and relative, participating, optional or other special rights, and such qualifications, limitations and restrictions, as are determined by resolution of our Board of Directors. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by stockholders and could adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. There are no shares of Preferred Stock outstanding.

Common Stock Purchase Warrants Held by the Selling Stockholders

        In connection with a private placement of our securities in July 2004, we issued an aggregate of 3,529,412 common stock purchase warrants. An aggregate 1,764,706 warrants are exercisable at $1.20 per share; 882,353 warrants are exercisable at $1.70 per share; and 882,353 warrants are exercisable at $3.40 per share. The warrants expire in 2006. All of the shares underlying these warrants are being registered by this prospectus.

Dividends

        We do not intend to pay dividends on our capital stock in the foreseeable future.

Transfer Agent

        Corporate Stock Transfer, Inc., Denver, Colorado is our transfer agent.

SHARES ELIGIBLE FOR FUTURE SALE

        Substantially all of our outstanding shares are free trading except the 1,814,706 shares we are registering under this prospectus.

EXPERTS

        Our financial statements included in this prospectus as of and for the years ended December 31, 2003 and 2002, have been included in reliance on the reports of Mayer Hoffman McCann P.C., Independent Registered Public Accounting Firm, given on the authority of this firm as experts in accounting and auditing in issuing such reports.

LEGAL MATTERS

        The validity of our common stock offered hereby will be passed upon for us by the Law Office of Gary A. Agron, Greenwood Village, Colorado.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form SB-2 under the Securities Act of 1933 with respect to our common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to Longport, Inc. and our common stock offered hereby, reference is made to the registration statement and the exhibits filed as part of the registration statement. Following the effective date of the prospectus, we will be required to file periodic reports with the Securities and Exchange Commission, including quarterly reports, annual reports which include our audited financial statements and proxy statements. The registration statement, including exhibits thereto, and all of our periodic reports may be inspected without charge at the Securities and Exchange Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, after payment of fees prescribed by the Securities and Exchange Commission. You may obtain additional information regarding the operation of the Public Reference Section by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a Web site which provides on-line access to reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at the address: http://www.sec.gov.

LONGPORT, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements
Independent Auditors' Report
Consolidated Balance Sheets as of June 30, 2004 (Unaudited) and December 31, 2003
Consolidated Statements of Operations for the six months ended June 30, 2004 and 2003 (Unaudited) and for the years ended December 31, 2003 and 2002
Consolidated Statements of Changes in Stockholders' Equity (Deficit) for the six months ended June 30, 2004 (Unaudited) and for the years ended December 31, 2003 and 2002
Consolidated Statements of Cash Flows for the six months ended June 30, 2004 and 2003 (Unaudited) and for the years ended December 31, 2003 and 2002
Notes To Consolidated Financial Statements

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Longport, Inc.

        We have audited the accompanying consolidated balance sheet of Longport, Inc. and Subsidiaries as of December 31, 2003, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Longport, Inc. and Subsidiaries as of December 31, 2003 and the results of their operations and their cash flows for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company incurred a net loss of $927,962 and $826,062 during the years ended December 31, 2003 and 2002, respectively. As discussed in Note 1 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                      Mayer Hoffman McCann P.C.
                      Certified Public Accountants

Greenwood Village, Colorado
February 11, 2004
(except for Note 13, as to which
the date is February 16, 2004)

LONGPORT, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS

	June 30, 2004	December 31, 2003
	(Unaudited)
Current Assets:
Cash and cash equivalents	$427,404	$155,714
Accounts receivable:
Trade, net of allowance for doubtful accounts of $1,000	107,686	2,913
Inventories	381,099	204,427
Marketable securities available for sale	37,551	21,177
Deposits and other current assets	266,926	119,732

Total Current Assets	1,220,666	503,963

Property and Equipment, at cost:
Medical equipment	926,671	1,192,737
Production equipment	90,352	50,243
Computer equipment	95,122	58,865
Office furniture and equipment	37,117	36,548

	1,149,262	1,338,393
Less accumulated depreciation	(1,038,996)	(1,242,442)

Net Property and Equipment	110,266	95,951

Other Assets:
Deposits	3,161	3,161

Total Assets	$1,334,093	$603,075

The accompanying notes are an integral part of these consolidated financial statements.

LONGPORT, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

	June 30, 2004	December 31, 2003
	(Unaudited)
Current Liabilities:
Accounts Payable:
Trade	$233,688	$103,539
Related entity	—	3,500
Accrued expenses	295,764	182,358
Customer deposits	690,400	44,400
Accrued Medicare obligation	100,000	100,000
Deferred revenue	166,667	—
Notes payable—related entity	214,997	307,607

Total Current Liabilities	1,701,516	741,404

Long Term Liabilities:
Deferred revenue, net of current portion above	292,709	—

Commitments and Contingencies
Stockholders' Equity (Deficit):
Preferred stock: $.001 par value, 1,000,000 shares authorized none issued or outstanding	—	—
Common stock: $.001 par value, 50,000,000 shares authorized as of June 30, 2004 (Unaudited) and 25,000,000 as of December 31, 2003; 20,865,670 shares issued and outstanding	20,866	20,866
Paid in capital	9,405,488	9,405,488
Accumulated deficit	(10,024,880)	(9,343,300)
Accumulated other comprehensive loss	(58,606)	(213,883)
Unearned compensation	(3,000)	(7,500)

Total Stockholders' Equity (Deficit)	(660,132)	(138,329)

Total Liabilities and Stockholders' Equity (Deficit)	$1,334,093	$603,075

The accompanying notes are an integral part of these consolidated financial statements.

LONGPORT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended June 30,		Years Ended December 31,
	2004	2003	2003	2002
	(Unaudited)
Net Revenues:
Scanner sales—new units	$285,480	$35,000	$251,000	$142,000
Scanner sales—used units	140,000	—	—	—
Scanner rentals	3,000	1,750	1,750	29,018
Wound clinic management fees	—	—	—	36,000
Contract revenue	—	247,681	247,681	227,319
Other	72,624	48	48	10,112

Total Revenues	501,104	284,479	500,479	444,449

Operating Expenses:
Cost of sales—new units	166,924	20,729	225,066	67,869
Cost of sales—used units	—	—	—	—
General and administrative	595,479	307,631	719,412	1,002,783
Stock compensation expense	4,500	77,868	158,286	27,400
Research and development expense	70,692	271,126	269,461	173,656

Total Operating Expenses	837,595	677,354	1,372,225	1,271,708

Operating Income (Loss)	(336,491)	(392,875)	(871,746)	(827,259)

Other Income (Expense):
Interest and other income	884	365	80,679	7,802
Interest expense	(141,375)	(66,938)	(129,826)	—
Impairment loss	(164,707)	—	—	—
Other expense	(34,853)	—	—	—

Total Other Income (Expense)	(340,051)	(66,573)	(49,147)	7,802

Income (Loss) Before Provision for
Income Taxes	(676,542)	(459,448)	(920,893)	(819,457)
Provision for income taxes	5,038	3,417	7,069	6,605

Net Income (Loss)	$(681,580)	$(462,865)	$(927,962)	$(826,062)

Net Income (Loss) Per Basic and Diluted Share of Common Stock	$(0.03)	$(0.02)	$(0.05)	$(0.04)
Weighted Average Number of Basic and Diluted Common Shares Outstanding	20,865,670	20,374,418	20,612,560	19,763,456

The accompanying notes are an integral part of these consolidated financial statements.

LONGPORT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

	Common Stock
			Paid In Capital	Current Years Comprehensive Income (Loss)	Accumulated Deficit	Unearned Compensation	Other Comprehensive Income (Loss)
	Shares	Amount
Balance at December 31, 2001	19,235,670	$19,236	$8,755,908		$(7,589,276)	$(31,875)	$(178,089)
Issuance of common stock upon exercise of stock options	640,000	640	159,360		—	—	—
Issuance of common stock for services	120,000	120	27,280		—	—	—
Issuance of common stock for purchase of equipment	225,000	225	53,775		—	—	—
Issuance of common stock for payment of liabilities	100,000	100	22,900		—	—	—
Amortization of unearned compensation	—	—	—		—	15,375	—
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on marketable securities	—	—	—	$(49,412)	—	—	(49,412)
Translation adjustment	—	—	—	2,821	—	—	2,821
Net loss	—	—	—	(826,062)	(826,062)	—	—

Total Comprehensive Income (Loss)	—	—	—	(872,653)	—	—	—

Balance at December 31, 2002	20,320,670	20,321	9,019,223		(8,415,338)	(16,500)	(224,680)
Issuance of common stock upon exercise of stock options	40,000	40	9,960		—	—	—
Issuance of common stock for services	15,000	15	2,535		—	—	—
Issuance of common stock in connection with a sale of scanners	240,000	240	35,760		—	—	—
Sale of common stock	50,000	50	29,950		—	—	—
Issuance of common stock in connection with a loan	200,000	200	55,800		—	—	—
Issuance of stock options for services	—	—	155,736		—	—	—
Issuance of warrants in connection with a loan	—	—	96,524		—	—	—
Amortization of unearned compensation	—	—	—		—	9,000	—
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on marketable securities	—	—	—	11,765	—	—	11,765
Translation adjustment	—	—	—	(968)	—	—	(968)
Net loss	—	—	—	(927,962)	(927,962)	—	—

Total Comprehensive Income (Loss)	—	—	—	(917,165)	—	—	—

Balance at December 31, 2003	20,865,670	20,866	9,405,488		(9,343,300)	(7,500)	(213,883)
Amortization of unearned compensation (Unaudited)	—	—	—		—	4,500	—
Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on marketable securities (Unaudited)	—	—	—	16,374	—	—	16,374
Impairment of marketable securities recognized (Unaudited)				164,707			164,707
Translation adjustment (Unaudited)	—	—	—	(25,804)	—	—	(25,804)
Net loss (unaudited)	—	—	—	(681,580)	(681,580)	—	—

Total Comprehensive Income (Loss) (Unaudited)	—	—	—	$(526,303)	—	—	—

Balance at June 30, 2004 (Unaudited)	20,865,670	$20,866	$9,405,488		$(10,024,880)	$(3,000)	$(58,606)

The accompanying notes are an integral part of these consolidated financial statements.

LONGPORT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,		Years Ended December 31,
	2004	2003	2003	2002
	(Unaudited)
Cash Flows From Operating Activities:
Net income (loss)	$(681,580)	$(462,865)	$(927,962)	$(826,062)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation and amortization	141,285	129,071	262,863	389,442
Common stock and stock options issued for services	—	80,418	158,286	27,400
Common stock issued in connection with sale of scanners	—	—	36,000	—
Common stock issued for interest expense	—	56,000	56,000	—
Gain on sale of property and equipment	—	—	(24,293)	(16,996)
Impairment loss	164,707	—	—	66,697
Changes in assets and liabilities:
Accounts receivable trade	(104,773)	(36,986)	33,785	(27,324)
Other receivables	(147,194)	(115,000)	2,128	3,581
Prepaid expenses and other	—	—	(119,732)	11,000
Inventories	(177,372)	24,643	200,830	22,006
Accounts payable and accrued liabilities	240,055	106,211	(62,163)	41,242
Deferred Revenue	459,376	—	—	—
Customer deposits	646,000	—	44,400	—

Net Cash Provided (Used) By Operating Activities	540,504	(218,508)	(339,858)	(309,014)

Cash Flows From Investing Activities:
Capital expenditures	(78,010)	(13,431)	(14,150)	(3,244)
Proceeds from sale of property and equipment	—	—	30,000	24,000

Net Cash (Used) By Investing Activities	(78,010)	(13,431)	15,850	20,756

Cash Flows From Financing Activities:
Proceeds from notes payable—related entity	—	200,000	440,000	—
Issuance of common stock	—	40,000	40,000	160,000
Payments on notes payable—related entities	(165,000)	—	(60,000)	32,600

Net Cash Provided (Used) By Financing Activities	(165,000)	240,000	420,000	192,600

Effect of exchange rate changes on cash and cash equivalents	(25,804)	(29,695)	(968)	2,821

Net Increase (Decrease) in Cash and Cash Equivalents	271,690	(21,634)	95,024	(92,837)
Cash and Cash Equivalents at Beginning of Period	155,714	60,690	60,690	153,527

Cash and Cash Equivalents at End of Period	$427,404	$39,056	$155,714	$60,690

Supplemental Disclosure of Cash Flow Information:
Cash paid during the period for:
Interest	$10,000	$—	$15,000	$—
Income taxes	5,038	3,417	7,069	6,605
Supplemental Disclosure of Noncash Investing and Financing Activities:
Unrealized gain (loss) on marketable securities	16,374	2,353	11,765	(49,412)
Warrants issued in connection with the issuance of debt	—	—	(96,524)	—
Inventories transferred to property and equipment	—	—	—	107,323
Purchase of equipment for common stock	—	—	—	54,000
Issuance of common stock for payment of liabilities	—	—	—	23,000
Amortization of stock compensation	4,500	4,500	—	—
Investment Impairment Loss	(164,707)	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

LONGPORT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     Summary of Significant Accounting Policies

  Description of Business

        Longport, Inc. (the "Company") was incorporated January 22, 1993. The Company was formed to market and distribute wound care products. In 1995, the Company began managing wound healing centers under management services contracts and ceased operations under such contracts in early 2003. The Company has developed a soft tissue ultrasound scanner (the "Scanner"). The Scanner is used in numerous wound care and other medical applications.

  Unaudited Interim Financial Statements

        The financial statements as of June 30, 2004 and for the six months ended June 30, 2004 and 2003 are unaudited, however, in the opinion of management of the Company, all adjustments (consisting solely of normal recurring adjustments) necessary to a fair presentation of the financial statements for the interim periods have been made.

  Basis of Presentation

        The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis, to obtain additional financing as may be required, and to increase sales to a level where the Company becomes profitable. Additionally, the Company has experienced extreme cash liquidity shortfalls from operations.

        The Company's continued existence is dependent upon its ability to achieve its operating plan. Management's plan includes the following:

  •
  Obtaining additional equity capital through the sale of common stock.

  •
  Potential exercise of outstanding common stock purchase warrants and options.

  •
  Execute a long-term sales and licensing agreement with a medical supply company.

        If management cannot achieve its operating plan because of sales shortfalls or other unfavorable events, the Company may find it necessary to dispose of assets, or undertake other actions as may be appropriate.

  Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

  Cash and Cash Equivalents

        For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

  Accounts Receivable

        The Company grants credit to all qualified customers. Accounts receivable are carried at cost less an allowance for doubtful accounts, if an allowance is deemed necessary. The Company does not accrue finance or interest charges. On a periodic basis, the Company evaluates its accounts receivable and determines the requirement for an allowance for doubtful accounts, based on history of past write-offs, collections and current credit conditions. A receivable is written off when it is determined that all collection efforts have been exhausted.

  Inventories

        Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out pricing method. Inventories consist of $204,427 of finished goods at December 31, 2003.

  Comprehensive Income

        Comprehensive income consists of net income (loss) and other gains and losses affecting stockholders' equity that, under accounting principles generally accepted in the United States of America are excluded from net income (loss). Such items consist primarily of unrealized gains and losses on marketable equity securities and foreign translation gains and losses.

  Marketable Securities

        Marketable securities consist of common stock. Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. All marketable securities are defined as trading securities or available-for-sale securities under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

        Management determines the appropriate classification of its investments in marketable securities at the time of each purchase and re-evaluates such determination at each balance sheet date. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and unrealized holding gains and losses are included in earnings. Debt securities for which the Company does not have the intent or ability to hold to maturity and equity securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. The cost of investments sold is determined on the specific identification or the first-in, first-out method.

  Property and Equipment

        Depreciation of the primary asset classifications is calculated based on the following estimated useful lives using the straight-line method.

Classification	Useful Life In Years
Medical equipment	3-5
Production equipment	5
Computer equipment	3-5
Office furniture and equipment	4-7

        Depreciation of property and equipment charged to operations is $229,732 and $374,067 for the years ended December 31, 2003 and 2002, respectively.

  Intangible Assets

        The Company had an intangible asset for purchased licensing rights, with an indefinite life. In accordance with SFAS No. 142, the asset was recorded at cost, net of any amortization recorded prior to the adoption of SFAS No. 142, and is evaluated for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

        During the year ended December 31, 2002 management determined that the value of these licensing rights was nominal and therefore impaired. This determination is based on the fact that the Company has not received any economic benefit from these rights from the date of their purchase, nor does management expect to receive any future economic benefit. The impairment loss of $66,697 is included in general and administrative expenses for the year ended December 31, 2002.

  Unearned Compensation

        The Company issued shares of restricted common stock to certain officers of the Company in connection with their employment agreements. The common stock was issued as compensation for future services to be performed over the three year term of the employment agreements. The fair value of the shares issued has been recorded as unearned compensation and is shown as a separate component of stockholders' equity. Unearned compensation is amortized to expense over the life of the employment agreements.

  Revenue Recognition

        The Company recognizes revenue from product sales when earned, that is, when the risks and rewards of ownership have transferred to the customer, which is considered to have occurred upon shipment of the finished product. Sales incentives and returns are estimated and recognized at the date of shipment based upon historical activity and current agreements with customers. The Company evaluates these estimates on a regular basis and revises them as necessary. Revenue from medical services are recognized as the Company performs the services.

  Contract Revenue

        The Company was a subcontractor to a grant between Lackawanna Junior College and the Pennsylvania Department of Health to perform certain research services for a cancer assessment system. The grant was entered into in June 2002 and covered the period from July 1, 2001 through June 30, 2003. The total grant was for $500,000 and the Company's portion was approximately $475,000 and was recognized as income as the services were performed and billed to Lackawanna Junior College. Contract revenue and the related research and development costs recognized during the year ended December 31, 2002 were $227,319 and $164,906, respectively and $247,681 and $228,055, respectively during the year ended December 31, 2003.

  Research and Development

        Research and development costs are expensed as incurred. Research and development costs were $269,461 and $173,656 for the years ended December 31, 2003 and 2002, respectively.

  Advertising

        The Company advertises primarily through print media and on the Internet. The Company's policy is to expense advertising costs, including production costs, as incurred. Advertising expense was $448 and $18,112 for the years ended December 31, 2003 and 2002, respectively.

  Stock-Based Compensation

        The Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation". The Company will continue to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans other than for options granted to non-employees. If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under its stock-based compensation plans consistent with the methodology prescribed by SFAS No. 123, the Company's net loss and loss per share for the years ended December 31, 2003 and 2002 would be adjusted as follows:

	2003	2002
Net income (loss), as reported	$(927,962)	$(826,062)
Less stock based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	34,510	46,832

Pro forma net income (loss)	$(962,472)	$(872,894)

Net income (loss) per basic and diluted share of common stock:
As reported	$(.05)	$(.04)
Pro forma	$(.05)	$(.04)

        The Company did not grant any employee stock options during 2003 or 2002.

  Long-Lived Assets

        When facts and circumstances indicate that the cost of long-lived assets may be impaired, an evaluation of the recoverability is performed by comparing the carrying value of the assets to the estimated undiscounted future cash flows.

        Upon indication that the carrying value of such assets may not be recoverable, the Company recognizes an impairment loss by a charge against current operations. If there is an impairment, an impairment charge would be determined by comparing the carrying amount of the assets to the applicable estimated future cash flows, discounted at a risk-adjusted rate or market appraisals. In addition, the remaining amortization period for the impaired asset would be reassessed and revised if necessary.

  Shipping and Handling Costs

        The Company includes shipping and handling costs in cost of sales.

  Foreign Currency Translation

        The Company's international operations use their local currency as their functional currency. Assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expense accounts at the average exchange rates during the year. Resulting translation adjustments are recorded as a se parate component of accumulated other comprehensive income.

  Income Taxes

        Deferred income taxes are provided for temporary differences between the financial reporting and tax basis of assets and liabilities using enacted tax laws and rates for the years when the differences are expected to reverse.

  Net Income (Loss) Per Basic and Diluted Share of Common Stock

        Basic earnings per share is calculated by dividing net income (loss) for the year by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income (loss) for the year by the weighted average number of common shares outstanding during the period, increased by the dilutive potential common shares ("dilutive securities") that were outstanding during the period. Dilutive securities include outstanding stock options and warrants. Dilutive securities relating to stock options and warrants are included in the calculation of diluted earnings per share using the treasury stock method. A reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations for the years ended December 31, 2003 and 2002 is presented in Note 5.

  Estimates

        The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Recently Issued Accounting Standards

        In July 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which replaces Emerging Issues Task Force ("EITF") Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). The new standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company adopted SFAS No. 146 on January 1, 2003, which did not result in any impact on the Company's financial position or results of operations.

        In November 2002, the FASB issued Financial Interpretation No. (FIN) 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. Among other things, the Interpretation requires guarantors to recognize, at fair value, their obligations to stand ready to perform under certain guarantees. FIN 45 became effective for guarantees issued or modified on or after January 1, 2003 and had no effect on the Company's financial position or results of operations.

        In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities. In general a variable entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003, which was subsequently delayed until the fourth quarter of 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the interpretation did not have any impact on the Company's financial statements.

        In April 2003, the FASB issued SFAS No.149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No.133. The Statement is effective (with certain exceptions) for contracts entered into or modified after June 30, 2003. The adoption of this Statement had no effect on the Company's financial position or results of operations.

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 on July 1, 2003 had no effect on the Company's financial position or results of operations.

        In December 2003, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition. SAB No. 104 revises or rescinds portions of the interpretive guidance related to revenue recognition included in Topic 13 of the codification of the staff accounting bulletins. SAB No. 104 became effective when issued, and adoption by the Company did not have a material impact on its financial position or results of operations.

2.     Marketable Securities

        Marketable securities are carried on the balance sheet at their market value.

	Cost	Unrealized Gain (Loss)	Market Value
As of December 31, 2003:
Available-for-sale securities:
Equity securities	$200,000	$(178,823)	$21,177

Total	$200,000	$(178,823)	$21,177

3.     Current Notes Payable—Related Entities

        In March of 2003, the Company entered into a note payable agreement with a related entity. Under the terms of the agreement, the Company received $200,000 to be paid in full within sixteen months of the date of the agreement. The payment terms are that for each of forty scanners sold over the sixteen-month period following the date of the agreement, the Company will pay $6,250, until a total of $250,000 has been paid. The agreement further stipulates that a non-performance penalty will be assessed in the event that the Company is unable to repay the note under the terms set forth above. The penalty is the issuance of 1,800,000 shares of restricted common stock of the Company to be received by the lender, in addition to full payment. In connection with the issuance of the debt, the Company issued 200,000 shares of its restricted common stock on the date of the agreement to the lender. The note is collateralized by all of the Company's assets.

        In October of 2003, the Company entered into another note payable agreement with a related entity whereby the Company received $240,000 explicitly for the production of twenty of the Company's scanners for subsequent resale. The terms of the agreement are such that for each scanner sold, the Company will pay $12,000 plus 50% of the difference between the per-unit sales price and $12,000, the latter representing an interest payment. In connection with the issuance of the debt, the Company issued 1,000,000 warrants for the purchase of an equal number of shares of the Company's restricted common stock at $0.60 per share for a period of up to five years from the date of issuance. The Company determined the fair value of the warrants and the debt independently and recorded a discount on the note payable, which is being accreted to the value of the debt based on each scanner sold, which approximates the effective interest rate.

4.     Income Taxes

        The components of the provision for income taxes are as follows:

	2003	2002
Current:
Federal	$—	$—
State	7,069	6,605

Total	7,069	6,605

Deferred:
Federal	—	—
State	—	—

Total	—	—

Total Provision For Income Taxes	$7,069	$6,605

        The provision (benefit) for income taxes reconciles to the amount computed by applying the federal statutory rate to income before the provision (benefit) for income taxes as follows:

	2003	2002
Federal statutory rate	(34)%	(34)%
State income taxes, net of federal benefits	(6)	(6)
Valuation allowance	40	40

Total	—%	—%

        Significant components of deferred income tax assets and liabilities as of December 31, 2003 are as follows:

Net operating loss carryover	$3,267,000
Property and equipment	54,000
Intangible assets	20,000
Other	1,000

Total Deferred Tax Asset	3,342,000

Stock option compensation	(66,000)

Total Deferred Tax Liability	(66,000)

Less valuation allowance	(3,276,000)

Net Deferred Tax Asset	$—

        The Company has assessed its past earnings history and trends, sales backlog, budgeted sales, and expiration dates of carryforwards and has determined that it is more likely than not that no deferred tax assets will be realized. The valuation allowance of $3,276,000 is maintained on deferred tax assets which the Company has not determined to be more likely than not realizable at this time. The net change in the valuation allowance for deferred tax assets was an increase of $180,000. The Company will continue to review this valuation on a quarterly basis and make adjustments as appropriate.

        At December 31, 2003, the Company had federal and state net operating loss carryforwards of approximately $8,354,000 and $6,472,000, respectively. Such carryforwards expire in the years 2008 through 2023 and 2006 through 2023 for federal and state purposes, respectively.

5.     Net Income (Loss) Per Share of Common Stock

        The schedule below summarizes the elements included in the calculation of basic and diluted net income (loss) per share for the years ended December 31, 2003 and 2002. For the years ended December 2003 and 2002 options and warrants to purchase 3,755,714 and 2,445,714 common shares, respectively, were excluded from the calculations of diluted net (loss) per share, as their effect would have been antidilutive.

	2003	2002
Net income (loss)	$(927,962)	$(826,062)

Weighted-average common shares outstanding:
Weighted average common shares outstanding—Basic	20,612,560	19,763,456
Dilutive securities	—	—

Weighted-average common shares outstanding—Diluted	20,612,560	19,763,456

Net income (loss) per basic and diluted share of common stock	$(.05)	$(.04)

6.     Stock Options and Warrants

  Stock Option Plan

        The Company adopted a stock option plan (the "Plan"), effective as of November 15, 1999 which provides for the grant of non-qualified stock options. A total of 3,000,000 shares of common stock have been reserved for issuance under the Plan.

        Options under the Company's Plan are issuable only to eligible officers, directors, key employees and consultants of the Company. The Plan is administered by a committee selected by the Board of Directors, which determines those individuals who shall receive options, the time period during which the options may be exercised, the number of shares of common stock that may be purchased under each option, and the option price. Unless sooner terminated, the Plan shall remain in effect until December 31, 2009.

        The per share exercise price of the common stock may not be less than the fair market value of the common stock on the date the option is granted. The stock options are subject to anti-dilution provisions in the event of stock splits, stock dividends and the like.

        No stock options are transferable by an optionee other than by will or the laws of descent and distribution, and during the lifetime of an optionee, the option is only exercisable by the optionee. The exercise date of an option granted under the Plan must not be later than ten years from the date of grant. Any options that expire unexercised or that terminate upon an optionee's ceasing to be employed by the Company will become available once again for issuance.

        The following table contains information on the stock options under the Company's Plan for the years ended December 31, 2003 and 2002.

	Number of Shares	Weighted Average Exercise Price
Options outstanding at December 31, 2001	200,000	$1.00
Granted	—	—
Exercised	—	—
Cancelled	(200,000)	1.00

Options outstanding at December 31, 2002	—	—
Granted	—	—
Exercised	—	—
Cancelled	—	—

Options outstanding at December 31, 2003	—	$—

  Other Stock Options

        The Company has granted stock options to employees, consultants and other individuals. The outstanding options expire from August 2004 through May 2009. The following table contains information on all of the Company's Non Plan stock options for the years ended December 31, 2003 and 2002.

	Number of Shares	Weighted Average Exercise Price
Options outstanding at December 31, 2001	2,650,000	$.36
Granted	—	—
Exercised	(640,000)	.25
Cancelled	(750,000)	.42

Options outstanding at December 31, 2002	1,260,000.38
Granted	1,000,000.25
Exercised	(40,000)	.25
Cancelled	(700,000)	.44

Options outstanding at December 31, 2003	1,520,000	$.27

  Warrants

        In November 1993, the Company sold 1,185,714 "Units" consisting of one share of the Company's common stock and one common stock purchase warrant for $.35 per unit. The Warrants entitle the holder to purchase one share of the Company's common stock for $1.00 at anytime until June 30, 2006. All 1,185,714 warrants are outstanding as of December 31, 2003.

        In August and November 2001 the Company sold 625,000 Units of the Company's securities. Each unit consists of one share of the Company's common stock and one common stock purchase warrant for $.40 per unit. The Warrants entitle the holder to purchase one share of the Company's common stock for $.40 for one year from the date of the Units. All 625,000 warrants expired during 2002.

        In June 2003 the Company sold 50,000 Units of the Company's securities. Each unit consists of one share of the Company's common stock and one common stock purchase warrant for $.60 per unit. The Warrants entitle the holder to purchase one share of the Company's common stock for $.60 for a period of five years from the date of the Units. All 50,000 warrants are outstanding as of December 31, 2003.

        In October of 2003, the Company issued 1,000,000 warrants in connection with a note agreement described in Note 3 above. The warrants are exercisable into an equal number of shares of the Company's common stock, at a price of $.60 per share, and are exercisable for five years from the date of issuance. All 1,000,000 warrants are outstanding as of December 31, 2003.

  Other Stock Option Information

        The weighted average fair value price of options granted in 2003 was $.16.

        The following table summarizes information about the Company's stock based compensation plans at December 31, 2003.

        Options Outstanding and Exercisable by Price Range as of December 31, 2003:

	Options Outstanding
				Options Exercisable
		Weighted Average Remaining Contractual Life In Years
Range of Exercise Prices	Number Outstanding		Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$.25-$.40	1,520,000	3.80	$.27	1,520,000	$.27

  Compensation Expense

        The Company recorded compensation expense of $155,736 for the year ended December 31, 2003, for the value of options granted to a current board member, prior to him becoming a board member of the Company. The valuation of the options granted to employees is based on the difference between the exercise price and the market value of the stock on the measurement date. The valuation of the options granted to non-employees is estimated using the Black-Scholes option pricing model.

        The Company also recorded compensation expense of $2,550 and $27,400 for the years ended December 31, 2003 and 2002, respectively for the value of common stock issued to consultants for services provided to the Company.

7.     Accumulated Other Comprehensive Income

        The Company has adopted SFAS No. 130, "Reporting Comprehensive Income". This statement requires that all components of comprehensive income be reported in the financial statements in the period in which they are recognized. The components of comprehensive income for the Company include net income, unrealized gain (loss) on marketable securities and foreign currency translation adjustments.

        Components of other comprehensive income consist of the following:

	Unrealized Gain (loss) on Marketable Securities	Foreign Currency Translation	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2001	$(141,176)	$(36,913)	$(178,089)
2002 change	(49,412)	2,821	(46,591)

Balance at December 31, 2002	(190,588)	(34,092)	(224,680)
2003 change	11,765	(968)	10,797

Balance at December 31, 2003	$(178,823)	$(35,060)	$(213,883)

8.     Preferred Stock

        The authorized preferred stock of the Company consists of 1,000,000 shares, $.001 par value.    The preferred stock may be issued in series from time to time with such designation, rights, preferences and limitations as the Board of Directors of the Company may determine by resolution. The rights, preferences and limitations of separate series of preferred stock may differ with respect to such matters as may be determined by the Board of Directors, including without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any), and voting rights. Unless the nature of a particular transaction and applicable statutes require approval, the Board of Directors has the authority to issue these shares without shareholder approval.

9.     Related Entity Transactions

        In May of 2003, the Company entered into an agreement with Michie Proctor, a related entity, in which Mr. Proctor was elected to Chairman of the Board of the Company and the details of the consulting arrangement between the Company and Mr. Proctor were defined.

        In connection with this agreement, the Company awarded one million options to purchase common stock of the Company for $0.25 per share, which are vested immediately. The Company recorded stock option compensation expense, related to these options of $155,736.

        In August of 2003, the amount owed to James McGonigle, a former officer and director of the Company, of $5,000 relating to services provided during the year, was factored by Mr. McGonigle to Michie Proctor. As a result of this transaction, the Company now owes Mr. Proctor $3,500, due in its entirety on June 13, 2004.

10.   Commitments and Contingencies

  Leases

        The Company leases office equipment and office facilities under long-term leasing arrangements. The Company's office facilities lease contains a one-year renewal option. The future minimum lease payments at December 31, 2003 under the Company's operating leases which have an initial or remaining noncancellable lease term in excess of one year is $38,941, due during the year ending December 31, 2004.

        Rental expense charged to operations was $43,299 and $54,728 for the years ended December 31, 2003 and 2002, respectively.

  Medicare Hearings

        In September 1997, the Company was notified of a Medicare Hearing Officer's decision that the Company is liable for repayment of Medicare Benefit Overpayments of $269,120. The Overpayments are from calendar years 1994 and 1995. The Company appealed the Hearing Officer's decision. The Appeal was heard by an Administrative Law Judge on January 5, 1999 and again on November 2, 1999. The Administrative Law Judge reviewed approximately forty out of approximately 410 cases. The Administrative Law Judge dismissed some cases, ruled in favor of the Company on certain cases and ruled against the Company on other cases. The Company continues to be in the Appeals process. The Company is unable to predict the outcome of the Appeal.

        As of December 31, 2003, the Company has an accrued liability of $100,000 as a result of the above proceedings. The $100,000 accrual is the Company's best estimate of the potential liability based on all of the facts and circumstances currently known.

  Officer Indemnification

        Under the organizational documents, the Company's officers, employees, and directors are indemnified against certain liability arising out of the performance of their duties to the Company. The Company also has an insurance policy for its directors and officers to insure them against liabilities arising from the performance of their duties required by their positions with the Company. The

Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

11.   Concentration of Credit Risk and Major Customers

        Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and accounts receivable. The Company places its cash equivalents and short term investments with high credit quality financial institutions and limits its credit exposure with any one financial institution. The Company's cash in its banks exceeded the federally insured limits at certain points during the year.

        The Company provides credit, in the normal course of business, to hospitals, distributors, and others in the health care industry. The Company's customers are located primarily in the eastern United States. The Company performs periodic credit evaluations of its customers' financial condition and generally requires no collateral. The Company maintains reserves for potential credit losses. The Company's revenue is generated primarily from a single product, the Scanner, which subjects the Company to significant financial exposure. If future sales do not occur the Company's operations could be materially adversely affected.

        Total assets were $166,235 in foreign countries at December 31, 2003 which were all located in the United Kingdom.

        Revenues from major customers, as a percentage of total revenue, for the years ended December 31, 2003 and 2002 were as follows:

	2003	2002
Customer A	* %	23.	%
Customer B	47%	*	%
Customer C	46%	51%

*
Less than 10%

12.   Fair Value of Financial Instruments

        Disclosures about Fair Value of Financial Instruments for the Company's financial instruments are presented in the table below. These calculations are subjective in nature and involve uncertainties and significant matters of judgment and do not include income tax considerations. Therefore, the results cannot be determined with precision and cannot be substantiated by comparison to independent market values and may not be realized in actual sale or settlement of the instruments. There may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used could significantly affect the results. The following table presents a summary of the Company's financial instruments as of December 31, 2003:

	Carrying Amount	Estimated Fair Value
Financial Assets:
Cash and cash equivalents	$155,714	$155,714
Marketable securities	21,177	21,177
Current notes payable—related entities	307,607	307,607

        The carrying amounts for cash and cash equivalents, receivables, accounts payable and accrued expenses approximate fair value because of the short maturities of these instruments. The fair value of marketable securities is determined by the most recently traded price of each security at the balance sheet date.

13.   Subsequent Events (Unaudited)

        On February 12, 2004, the Company signed a distribution agreement with U.S. Medical Systems, Inc, to sell its Longport Digital Scanner through the U.S. Medical Systems distribution network. The contract calls for the purchase of 300 machines in the first year, 600 machines in year two, and 1,000 machines in year three.

        An initial order, with a $500,000 deposit, has been placed for the first 100 machines with delivery starting in April 2004. This Agreement calls for LDS units to be delivered at a rate of not less than 25 scanners per month in year 1, 50 units per month in year 2 and 80 units per month in year 3.

        The Company also received a payment of $525,000 from U.S. Medical Systems, Inc. to convert the above mentioned distribution agreement between the two companies for the Longport Digital Scanner into an exclusive arrangement in the wound care market for the next three years.

        On July 13, 2004, the Company announced that it had successfully addressed the applicable requirements necessary to include both a UL and CE mark on its LDS unit (the EPISCAN-I-200). This development enables the Company to ship products to its US distributors who require UL marked units and such shipments began in August 2004.

        On July 26, 2004, the Company closed a private placement transaction that had been in the process of negotiation during the second quarter of 2004. The Company sold 1,764,706 shares of restricted common stock to certain investors in exchange for $1,500,000. In addition, warrants to purchase an additional 1,764,706, 882,353 and 882,353 shares of restricted common stock for $1,.20, $1.70, $3.40 per share through July 25, 2006 were issued along with the common stock.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        See Item 24 of the Registrant's Registration Statement on Form SB-2 File No. 33-75236.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION (1)

SEC Registration Fee	$860
Blue Sky Filing and Legal Fees	$2,500
Printing Expenses	$2,500
Legal Fees	$30,000
Accounting Fees	$10,000
Miscellaneous Expenses	$4,140

Total	$50,000

(1)
All expenses, except the SEC registration fee, are estimated.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

        During the last three years the Registrant sold the following securities which were not registered under the Securities Act, as amended:

        In July 2004 the Registrant issued an aggregate of 1,764,706 units of its securities at $.85 per unit to the following individuals. Each unit consisted of one share of common stock and warrants to purchase an addition two shares of common stock. All of the shares and shares underlying the warrants are being registered hereby.

Name	Number of Units Purchased
David Chan and Jeannie Park	117,000
Dodd Farber	10,000
Jeffrey J.Hoffman	20,000
Kensington Partners, LP	312,935
ProMed Offshore Fund, Ltd.	53,354
ProMed Partners II, L.P.	81,792
Stanton F. Weissenborn	47,000
Brian F. K. and Valerie M. Colburn	6,000
Guerrilla Partners, LP (1)	538,146
Bald Eagle Fund, Ltd.	16,125
Odin Partners LP	117,000
ProMed Partners, L.P.	336,354
Marcia and Richard Scheiner	15,000
Joslynda Capital LLC	94,000
Totals	1,764,706

(1)
We also issued an additional 50,000 shares of our common stock to Guerilla Partners, LP as a consulting fee in connection with the transaction.

        With respect to the above securities issuances, the Registrant relied on Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation D, Rule 506 promulgated thereunder.

        No advertising or general solicitation was employed in offering the securities. The securities were issued to a limited number of persons all of whom were accredited investors as that term is defined in Rule 501 of Regulation D under the Securities Act. All were capable of analyzing the merits and risks of their investment, acknowledged in writing that they were acquiring the securities for investment and not with a view toward distribution or resale and understood the speculative nature of their investment. All common stock issued contained a restrictive legend prohibiting transfer of the shares except in accordance with federal securities laws.

ITEM 27. EXHIBIT INDEX

Number	Exhibit
3.01	Certificate of Incorporation of the Registrant, as amended(1)
3.02	Bylaws of the Registrant(1)
5.01	Opinion of Gary A. Agron regarding legality
10.01	Office Lease(2)
10.02	Agreement with U.S. Medsys Corp.(3)
20.01	Audit Committee Charter
23.1	Consent of Gary A. Agron, See 5.01 above
23.2	Consent of Mayer Hoffman McCann P.C., independent registered public accounting firm

(1)
Incorporated by reference to the Registrant's Registration Statement on Form SB-2, File Number 33-75236.

(2)
Incorporated by reference to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2000.

(3)
Incorporated by reference to the Registrant's Current Report on Form 8-K dated February 26, 2004.

ITEM 28. UNDERTAKINGS

        The Registrant hereby undertakes:

          (a)   That insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registration of expenses incurred or paid by a director, officer or controlling person to the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (b)   That subject to the terms and conditions of Section 13(a) of the Securities Exchange Act of 1934, it will file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

          (c)   That any post-effective amendment filed will comply with the applicable forms, rules and regulations of the Commission in effect at the time such post-effective amendment is filed.

          (d)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)    To include any prospectus required by section 10(a)(3) of the Securities Act;

            (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (e)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing Form SB-2 and has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Swarthmore, Pennsylvania, on October 26, 2004.

Longport, Inc.
By:	/s/ MICHAEL C. BOYD Michael C. Boyd, Chief Executive Officer

        Pursuant to the requirements of the Securities Act, as amended, this Registration Statement has been signed below by the following persons on October 26, 2004.

Signature	Title

/s/ MICHIE PROCTOR Michie Proctor	Chairman of the Board of Directors
/s/ MICHAEL C. BOYD Michael C. Boyd	Chief Executive Officer and Director
/s/ PAUL D. WILSON Paul D. Wilson	President, Chief Financial Officer (Principal Accounting Officer) and Director
/s/ PAUL R. QUINTAVALLE Paul R. Quintavalle	Director
/s/ BRIAN W. CLYMER Brian W. Clymer	Director

EXHIBIT INDEX

Number	Exhibit
3.01	Certificate of Incorporation of the Registrant, as amended(1)
3.02	Bylaws of the Registrant(1)
5.01	Opinion of Gary A. Agron regarding legality
10.01	Office Lease(2)
10.02	Agreement with U.S. Medsys Corp.(3)
20.01	Audit Committee Charter
23.1	Consent of Gary A. Agron, See 5.01 above
23.2	Consent of Mayer Hoffman McCann P.C., independent registered public accounting firm

(1)
Incorporated by reference to the Registrant's Registration Statement on Form SB-2, File Number 33-75236.

(2)
Incorporated by reference to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2000.

(3)
Incorporated by reference to the Registrant's Current Report on Form 8-K dated February 26, 2004.